                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM TO-I
                               FIRST AMENDMENT TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                          SENIOR CARE INDUSTRIES, INC.
                            (name of subject company)

                SENIOR CARE INDUSTRIES, INC., OFFEROR AND ISSUER
(names of filing persons (identifying status as offeror, issuer or other person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   81721N 20 6
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

                 $ 405,000                       Paid May 7, 2001

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities which may be tendered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of potential shares to be tendered: 300,000
Price of those shares on April 30, 2001:    $1.35

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $182.25
                                          -----------------------
                  Form or Registration No.: TO-I
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             May 7, 2001
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   TABLE OF CONTENTS

ITEM 1 SUMMARY TERM SHEET ....................................... 4

ITEM 2 SUBJECT COMPANY INFORMATION .............................. 7

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON ................. 15

ITEM 4 TERMS OF THE TRANSACTION ................................. 18

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS ... 21

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS ....... 24

ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION ........ 31

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY ............ 32

ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED .. 33

ITEM 10 FINANCIAL STATEMENTS .................................... 36

ITEM 11 ADDITIONAL INFORMATION .................................. 54

ITEM 12 EXHIBITS ................................................ 54

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13e-3 .................. 54

SIGNATURES ...................................................... 56

ITEM 1 - SUMMARY TERM SHEET

Why is Senior Care making this offer?
-------------------------------------

Senior Care's Common stock suffered a one time 30 to 1 reverse split of the Company's common stock on March 15, 2001. Many investors in Senior Care bought pre-split shares for more than $1 and believed that they will never be able to recover their original in Senior Care and were displeased with the reverse split.

This offer is being made to give those shareholders who are dissatisfied, an opportunity to recover twice the number of common shares which they originally had by subscribing to Series G Preferred stock.

What is Series G Preferred Stock?
---------------------------------

You will get 1 share of Series G Preferred for every share of Senior Care Common you now own. Series G Preferred has the following characteristics:

a. It is convertible into Common stock in Senior Care over a period of five years;

b. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on the anniversary date of the tender offer;

c. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on each anniversary date thereafter until all of your Series G Preferred is converted.

How long do I have to tender my Common shares?
----------------------------------------------

This offer will remain open until August 10, 2001.

Will there be any subsequent offer if I decide not to tender now?
-----------------------------------------------------------------

It is not anticipated that Senior Care will make this offer again. You must tender before August 10, 2001 to accept this offer.

Will this tender offer be extended?
-----------------------------------

It is not anticipated that the tender offer will be extended but Senior Care could act to extend it if Management determined to do so.

How do I tender my Common stock?
--------------------------------

You must sign and complete the letter of transmittal which is sent to you with this Tender Offer designating the number of shares which you wish to tender in this tender offer and send the letter of transmittal, together with your Senior Care Common stock certificate and any other required documents by one of the mailing methods designated in the letter of transmittal, so that it is received by the Transfer Agent at the address provided on the letter of transmittal before the expiration date of August 10, 2001.

How do I tender if my Common stock is held by a broker?
-------------------------------------------------------

If your Senior Care common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transmitting shares electronically through the Depository Trust Company.

When is this Offer available to me?
-----------------------------------

This Offer commences immediately upon the filing of this Tender Offer and will remain open until August 10, 2001.

Will Senior Care take all offers?
---------------------------------

There is no restriction on the number of shareholders who may take advantage of this Tender Offer and no restrictions on the number of shares which Senior Care will accept for issuance of Series G Preferred. The Tender Offer is unconditional and Senior Care is obligated to go forward with the Tender Offer and will accept your shares if tendered regardless of the number of shares tendered by all shareholders.

Who can take advantage of this Offer?
-------------------------------------

Anyone who is a holder of Common stock in Senior Care as of the date of this Tender Offer may elect to accept the offer. However, all officers, directors and persons holding more than a 5% shareholder interest in Senior Care have stated that they will not accept this Offer and will not tender their shares.

What happens if I change my mind?
---------------------------------

At any time during the period when the Tender Offer remains open, that is, until August 10, 2001, you may withdraw your shares from the tender. Also, if your Series G Preferred shares have not yet been issued, you may still withdraw and obtain a return of your shares even after August 10, 2001.

Will my new Series G Preferred stock by trading on the over-the-counter bulletin board like my Senior Care Common stock trades?
-----------------------------------------------------------------------

Senior Care is filing an S-4 Registration Statement to register your Series G Preferred shares. This will be done at the earliest possible time after this Tender Offer is made. The Prospectus will be mailed to you when it becomes available. You should not make an investment decision regarding whether to surrender your Common shares and to take Series G Preferred stock until you have received your Prospectus and have had an opportunity to read it. The Registration Statement may not become immediately effective for a period of time after it has been filed. Your Series G Preferred shares will not be issued until the Registration Statement becomes effective.

There is presently no public market for Series G Preferred stock and Senior Care cannot assure you that there ever will be a market for this security. It is expected that there will always be a market for Senior Care Common stock but there is no assurance that there will be one for Series G Preferred.

Those of you who may need to liquidate your securities within the next few years should probably not consider accepting this tender if you believe that you may need to sell your Series G Preferred before it converts back into Common stock.

What is the present book value of Senior Care stock and what were the most recent earnings per share?
-------------------------------------------------------

Book Value per share of Senior Care as of March 31, 2001:       $.973

Diluted Earnings per share of Senior Care as of March 31, 2001: $(.014)

Where will my stock be held until I receive my Series G Preferred?
------------------------------------------------------------------

Your stock will be held either in paper or electronic form by the Stock Transfer agent for Senior Care who is acting as an independent depository for the purposes of this Tender. The name, address and telephone number of the Stock Transfer Agent is set forth in the letter of transmittal which you are receiving with this Tender Offer.

When will I receive my Series G Preferred?
------------------------------------------

You should receive your Series G Preferred shares within a few days following the termination of the Tender Offer on August 10, 2001 or within a few days after the Registration of your shares become effective, whichever first occurs.

What will happen to the market in Senior Care Common stock if everyone decides to accept this Tender Offer?
-------------------------------------------------------------

Because Senior Care has placed no restrictions on the number of shares that may be tendered under this Tender Offer, it is possible, but unlikely, that there could be a substantial negative impact on the trading of Senior Care stock on the over-the-counter bulletin board due to the number of shares converting to Series G Preferred.

This means that it is possible that Senior Care could stop trading if everyone accepted the tender because there would be no stock left to trade in the over-the-counter bulletin board.

Senior Care believes this is unlikely because of the 13,310,182 shares of Common stock presently outstanding, only approximately 450,000 shares would consider accepting this Tender Offer because those shares were the shares that were subject to the reverse.

Won't there be a big dilution of Common stock once the Series G Preferred shares are converted?
--------------------------------------------------

Senior Care believes that the maximum number of shares tendered would be 450,000 shares of Common stock. If all of those shares were tendered, and management believes that is unlikely, there would be approximately 450,000 shares of Series G Preferred stock which would be issued and those shares will convert into 27,000,000 shares of Common stock over a period of 5 years. This means that during each year when the Series G Preferred begins converting, Senior Care Common stock could be diluted by an additional 5,400,000 shares each year. This could result in a depression of the stock price of Senior Care when these shares come into the market if a large number of shareholders were to sell those shares at that time.

Will it cost me anything to exercise this Tender Offer?
-------------------------------------------------------

You should check with your broker to determine whether your broker has any fees for sending securities to the Transfer Agent. Senior Care does not believe that there will be any commission owed to your broker for exercising the Tender Offer but there may be a fee charged for handling the transaction by your broker, generally nominal.

Senior Care will pay for the cost of the surrender of your Common stock and the issuance of your Series G Preferred shares to the Transfer Agent and you will not need to pay any fees to the Transfer Agent.

However, you will pay a fee to exercise your option to convert your Series G Preferred stock each year into Common stock. That fee will be $15 to handle the surrender of each Series G Preferred certificate and issue a new one less the number of shares converted and $10 for the issuance of each Common stock certificate.

ITEM 2 - SUBJECT COMPANY INFORMATION

Senior Care's Business Model
----------------------------

Senior Care is dedicated to building affordable housing for senior citizens. Currently, Senior Care has projects under construction in Southern California, Las Vegas, Nevada, in the Phoenix, Arizona area and in New Mexico.Sales on its condominium project in Los Angeles, California are presently underway. Taking advantage of compelling demographic and regional trends as well as substantial governmental and international investment in the Baja California region of Mexico, Senior Care recently purchased large tracts of property in the Rosarito Beach area of Baja California in Mexico. This property will also be developed for the senior market. The projects arewithin a one hour drive of San Diego, provide an alternative attraction to Palm Springs, Phoenix and Las Vegas.Where those desert communities are only viable six months of the year due to extreme heat during the summer months, Baja California offers a year-round climate which averages 75 degrees Fahrenheit. Additionally, Baja California offers the amenities available from its oceanfront location including fishing, sailing, swimming, surfing, other water sports, oceanfront golf and a competitive advantage other inland desert communities cannot provide.

Senior Care also owns Noble Concepts, a manufacturer of high-quality "Craftsman Mission" furniture which is distributed throughout the United States to a variety of furniture retailers. Senior Care also utilizes Noble to furnish its models and rental units.

The Company generally invests in, manages, and develops senior housing, develops and manages office malls and strip malls and for-sale and rental, independent living age-restricted communities. In the future, Senior Care may enter into the development of assisted living centers for seniors.

History of the Company
----------------------

The Company was organized under the laws of the State of Idaho, February 26, 1968, as Golden Chest, Inc., for the purpose of acquiring and developing mineral properties. On April 5, 1999, the board of directors changed the Company name to Senior Care Industries, Inc., and changed corporate situs from Idaho to Nevada. The Company was re-incorporated on August 26, 1999 under the laws of the State of Nevada.

In 1985, the Company merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Senior Care Industries, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Senior Care Industries, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

In 1999, the company transferred its assets and liabilities to Paymaster Resources Incorporated.

Significant Acquisitions of Senior Care Industries during 1999 and 2000
-----------------------------------------------------------------------

On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,880,122 shares or Senior Care Industries, Inc.'s common stock which was issued directly to the property owners whose properties were sold to the Company through this transaction.

Following the East-West Developer acquisition, Senior Care owned the following properties and assets:

1. a 45% membership interest in a limited liability company which owns a development project in Delran, New Jersey *;

2. a 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II which was under construction when Senior Care purchased it;

3. land approved for the construction of a 57 unit Senior Apartment Project in Albuquerque, New Mexico;

4. a 25,000 square foot strip center known as Friendly Bear Plaza located in Las Vegas, Nevada;

5. a 32,000 square foot office in Las Vegas, Nevada known as the Pecos Russell Business Center [This project was under construction when Senior Care purchased it];

6. the Company office headquarters building at 410 Broadway in Laguna Beach, California known as Broadway Acacia.

On April 28, 2000, the Company purchased all of the outstanding stock in Noble Concepts Fidelity, Inc., a furniture manufacturing company in San Diego, California. The effective date of the purchase was January 1, 2000 and the income and expense of that corporation is reflected on the first quarter income statement for Senior Care Industries, Inc.

On October 3, 2000, the Company purchased a controlling interest in Rent USA, a company that had begun entering into the business of renting and selling heavy duty construction and mining equipment.

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* The Company is involved in litigation regarding its membership interest in Delran and readers are advised to review the Litigation section of this Prospectus on Page 34 to get full details regarding that litigation and the Company's potential exposure.
--------------------------------------------------------------------------------

Significant Developments During the Year 2000
---------------------------------------------

The company completed construction on its 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II and unit sales commenced in January, 2001.

The company also completed its 32,000 square foot office complex in Las Vegas, Nevada, known as Pecos Russell Business Center and rented all available units. This office mall is a significant contributor of rental income to the Company.

Additionally, the Company has rental income from its 25,000 square foot strip mall, also in Las Vegas, Nevada, that is 95% leased to a variety of small businesses.

The Company also owns its headquarters office building in Laguna Beach, California, which it partially rents to tenants and gains additional rental income from that source.

Senior Care is under construction or about to commence construction on projects located in the following communities and states:

1. Senior Care already owns the land where a 57 unit Senior Apartment Project in Albuquerque, New Mexico will be built. The Company has not yet begun construction but where all plans have been approved;

2. a 223 residential lot senior restricted housing development in San Jacinto, California, approximately 40 minutes from Palm Springs and 10 minutes from Hemet, California with title to the property to transfer to Senior Care's wholly owned subsidiary in early May, 2001;

3. Flamingo 55 located in the City of Las Vegas, Nevada at the intersection of Flamingo Blvd. and Freeway 95 where the Company will build 55 senior restricted town homes. Plans were submitted to the Clark County Planning Department on this project in early August, 2000, have been approved and escrow closed on this project transferring title to the property to Senior Care's wholly owned subsidiary, Flamingo 55, Inc. on May 3, 2001.

By far the largest project presently being considered by the Company is the 715 acre project at the Lakes in Pahrump Valley, Nevada. This project which will take nearly 10 years to build eventually will comprise 2 golf courses, 2,000 residential housing units in a mixed use age restricted fully planned community. Escrow on this project was opened in July, 2000 and the plan development process is underway. Senior Care does not yet own title to this property.

On August 7, 2000, the Company agreed to purchase the Bellflower Christian Retirement Center, a 99 unit retirement home in Bellflower, California. Escrow on this sale should close in early July, 2001.

Important Events During the first quarter of 2001
-------------------------------------------------

On March 12, 2001, Senior Care retained a new Chairman of the Board of Directors and Chief Executive Officer, Mervyn A. Phelan, Sr. Prior to Mr. Phelan being named to these positions, Senior Care had been divided into three operating divisions. There was a real estate division, a manufacturing division, and a pharmaceutical, nutriceutical division.

The original concept had been that the Company's real estate division would invest in, manage, and develop senior housing, build and manage office and strip malls and build for-sale and rental, independent living age-restricted communities.

The Company's manufacturing division targeted for acquisition, ancillary companies whose products and services were in high demand by Seniors such as medical device manufacturers, specialty food manufacturing companies and furniture manufacturing companies, enabling the firm to service seniors both in and out of its age restricted communities with its own products.

The Company's pharmaceutical and nutriceutical division targeted for acquisition pharmaceutical and/or nutriceutical manufacturing companies and web based health products distributors as a feeder to manufacture and sell the products through an "E-commerce" pharmacy.

Mr. Phelan believed that the Company should become more focused and that it should move only to develop senior housing. Other than the ownership of Noble Concepts Furniture, Mr. Phelan directed and the Board of Directors approved the phasing out of all other projects of Senior Care, a complete phase out of the manufacturing division other than Noble and a complete termination of any and all negotiations with any company which would result in the development of an operating pharmacentical or nutriceutical division.

Noting that the expertise of the Company's management was geared toward real estate development, he directed and the Board agreed that Senior Care should concentrate totally on its senior housing development projects leaving only Noble Furniture as a ancillary business. It was also agreed that Rent USA and Equip USA would be spun off to other entities as soon as practicable.

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets. The purchase of the assets became effective on April 30, 2001:

1.     THE HILLS OF BAJAMAR

The Hills of Bajamar property is a 2,500-acre parcel located in the Municipality of Ensenada, on the Pacific Ocean side of Baja California, Mexico, roughly 50 miles south of San Diego, California. The purchase contract held by Tri-National which was completed in 1992 through Tri- National's wholly-owned Mexican subsidiary, Planificacion Desarollos de Jatay, S.A. de C.V. ("Planificacion"), provided for an overall purchase price of $6,000,000 for the 2,500 acres ($2,400 per acre or $.60 per sq. meter). Pursuant to that Agreement, the property is being purchased on a gradual basis in 247-acre increments at $600,000 for each increment. As of the date of the Purchase Agreement with Senior Care, Tri-National owned a total of 650 acres. The balance of 1,750 acres is held in a trust with Banco Ixe, with title to additional acres releasable to Tri-National as additional annual $600,000 payments are made. In the event Tri-National is unable to make its scheduled annual payments, the trust is subject to cancellation and the property will be subject to refinancing under which Tri-National may be required to pay a significantly higher price per acre. The balance owing on the remaining 1,750 acres is $4,200,000 at $600,000 annually with no interest until 2003. Senior Care purchased only the present 650 acres owned by Tri-National's Mexican subsidiary together with the right to purchase additional acreage as Tri-National becomes entitled to purchase it.

Under the contract with Senior Care, 650 acres will be conveyed plus 100% of Tri-National's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000, or in the area of $23,333 per acre. Senior Care paid 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property under a formula that is set forth in the contract.

However, Senior Care may repurchase a total of $11,262,481 in Series F Convertible Preferred by the issuance of Series I Preferred stock which will then be issued to Tri-National's Corporate Note holders.

Tri-National originally purchased this property by selling nine-month Corporate Notes at 10% interest per annum which are all now due. The investors principal and interest were guaranteed by Tri-National and bonded by New England International Surety Co., for up to $15 million. Tri-National further collateralized the $15 million in bonding from New England International Surety Co. with a portion of its Hills of Bajamar property and paid over $1,000,000 in bonding fees. As of January 31, 2001 Tri-National had $11,262,481 in Corporate Notes outstanding, of which all were fully due and payable. There are presently approximately 300 holders of these Corporate Notes.

Under the terms of the Agreement with Senior Care, Senior Care will issue to the Corporate Note holders Series I Preferred stock. Series I Preferred stock will pay the Preferred shareholders a cumulative preferred return on their equity of 10% per annum. This return is paid by a 2% gross profit reservation on the sale of lots. Series I Preferred will be registered by the filing of an S-2 Registration Statement with the SEC. The stock will be redeemed for cash through the sale of Hills of Bajamar residential lots, with the Series I Preferred holders receiving 2% of the gross profit dedicated to pay a 50% of the net profits to redeem the shares.

The registration is made necessary due to the fact that Tri-National sold these Corporate Note obligations in reliance on exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. This resulted in Tri-National becoming the subject of a cease and desist order issued by the Wisconsin Securities Division, based on sales of its Notes to Wisconsin residents.

Additionally, Tri-National was required to offer a rescission to California investors requiring Tri-National to repay all California investors their principal only.

Then, the Louisiana Commissioner of Securities commenced an investigation to determine whether Tri-National would be required to refund all investments in the Notes to Louisiana purchasers. The Company issued approximately $1,500,000 in Notes to Louisiana investors.

The nine- month promissory note program was brought to Tri-National by the investment banking firm, Johnson, Richards & Company, Inc., and Tri-National claims that they relied on representations made by that firm that a federal exemption was available under the right terms and conditions. With the proceeds being used for specific projects etc., the Notes were considered commercial paper and exempt from securities registration.

Because Tri-National relied on federal and state exemptions for placement of its Notes, it is possible that other states may find that the Tri-National did not comply with the various blue sky exemptions. The consequences of any such violations may vary from state to state, but could include the requirement that Tri-National rescind some or all of the sales in such states at the request of the affected subscribers and prepare formal registration statements and/or other documentation at the request of the securities regulators. Additionally, Tri-National and/or its officers may be subject to civil and/or criminal fines or penalties including, but not limited to, a sanction with regard to Tri-National's ability to make any public offering in the future.

The Registration of Series I Preferred issued to the Corporate Note holders by Senior Care would remedy this problem and would grant to the Corporate Note holders new guarantees and provisions for payment as well as provisions for payment of interest.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

In December of 1996, Tri-National entered into an acquisition agreement with Valcas Internacional, S.A., to acquire 100% of the stock of Inmobilaria Plaza Baja California, S.A., a Mexican corporation, including its existing assets, which included 16+ developed acres of ocean front land within the Bajamar resort with plans for 328 vacation ownership (timeshare) units for $16,079,055, payable with notes for $9,079,055 and stock.

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property under a formula that is set forth in the contract.

3.  PLAZA ROSARITO

On November 20, 1998, Tri-National Holdings, S.A. de C.V., a wholly owned Mexican subsidiary of Tri-National, purchased the Plaza San Fernando from Banco Bital with a $1 million cash down payment. In July of 1999, Capital Trust, Inc. of New York, the Company Investment Banker, provided the remaining $8 million necessary to close and complete the escrow.

Tri-National renamed this property, Plaza Rosarito. It is located in the heart of Rosarito Beach in Baja California, Mexico, minutes from the 20th Century fox film studio where "Titanic" was filmed and down the street from the famous Rosarito Beach Hotel. Plaza Rosarito includes 15 acres of undeveloped oceanfront land zoned for the 450-room hotel and convention center, 18 acres of developed land, including 187,500 square feet of existing steel, concrete and marble commercial space.

Senior Care purchased this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property based upon a formula that is set forth in the contract.

4.  PORTAL DEL MAR CONDOMINIUMS

In February of 1999, Tri-National, through a Mexican subsidiary, Tri-National Portal, S.A. de C.V. signed purchase agreements and provided a $500,000 down payment to acquire Portal Del Mar for $1,250,000. Portal Del Mar is a 123-unit, 2 and 3-bedroom condominium development on 6 acres overlooking the Pacific Ocean in Baja California, Mexico, just south of Rosarito Beach. The 126 ocean view condominiums are in various stages of completion, with approximately 46 completed.

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National's Mexican subsidiary will receive a 7.5% to 12% participation in the net profits from the development and sale of the property based upon a formula set forth in the contract.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries as follows:

Name of Property        Purchase Price          Payment           Conversion           Repurchase Option
--------------------------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000             300,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Plazas Resort           $16,079,055             150,000 Series F  20% after 24 months  Repurchase option
Timeshares                                      Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Plaza Rosarita          $33,200,000             500,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Portal Del Mar          $ 6,000,000             50,000 Series F   20% after 24 months  Repurchase option
                        -----------             Preferred         20% each 12 months   30 days on 1st conversion
                                                --------          Until all converted  30 days on later conversions
Total:                  $70,229,055            1,000,000 Shares
                                               Series F Preferred

1,000,000 shares of Series F Preferred converts into a total of 20,000,000 shares of Senior Care Common stock over the period of the conversion formula.

Based upon the above, Senior Care will obtain assets and assume debt on the Tri-National property acquisition as follows:

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


ITEM 3 - IDENTITY AND BACKGROUND OF FILING PERSON

Senior Care Industries, Inc. is the entity that is making the tender offer. The address of Senior Care is:

Senior Care Industries, Inc.
410 Broadway, 2nd Floor
Laguna Beach, CA 92651
Telephone: (949) 376-3125 Fax: (949) 376-9117

Our Directors and Executive Officers, as of the date of this Tender Offer including officers and directors who were in office as of December 31, 2000 but were no longer in office as of this date, and their ages, positions held with the Company, length of time in such positions, and term of office are set forth below:


Name and Age          Current Position       Director Since     Officer Since
------------          ----------------       --------------     -------------
Mervyn Phelan, Sr. 60 Chairman, CEO          March 12, 2001     March 12, 2001
                      Director

Stephen Reeder 50     Chairman, CEO,         August 31, 1999    August 31, 1999
                      President,             Resigned           Resigned as CEO
                      Director               March 12, 2001     March 12, 2001

Richard Hart 52       Vice President,        August 31, 1999    August 31, 1999
                      Director               Term Ended         Term Ended
                                             March 12, 2001     March 12, 2001

Bob Coberly 33        Vice President,        August 31, 1999    VP since August 31, 1999
                      Chief Financial Officer,                  CFO since November 10, 2000
                      Treasurer                                 Treas. since March 12, 2001
                      Director

David Tsai 55         Vice President,        August 31, 1999

John Cruickshank 60   Vice President                            VP since April 18, 2000
                      Secretary                                 Sec. since November 10, 2000
                      Director                                  March 12, 2001

Scott Brake 48        Director               August 31, 1999

David Edwards 52      Director               April 1, 2000

John Tanner 36        Director               April 1, 2000

Denzel Harvey 55      Director               April 1, 2000

Bob Eschwege 58       Vice President                            May 20, 2000


The principal occupations and positions for the past several years of each of our executive officers and directors are as follows:

Mervyn Phelan, Sr., Chairman, Chief Executive Officer, Director

Mr. Phelan is a licensed real estate broker in the State of California. Since 1988, he has been a business and lending consultant to a large number of small and mid-sized companies. From approximately 1988 until 1997, during the nationwide recession, he specialized in the field of bankruptcy reorganizations. He has vast experience in the field of preparing businesses and their management team to break into normal financing channels even though the businesses may be financially challenged and under-capitalized. He pioneered innovative purchase and financing techniques for distressed property owners which effectively helped distressed sellers and provided value for new purchasers. In 1985, Mr. Phelan purchased Camino Real Savings & Loan, renamed it First California Savings Bank and aggressively entered the field of apartment building and hospitality-related commercial lending. First California was began making super priority loans in Chapter 11 Bankruptcy cases, also known as priming liens, loans used to save property from liquid- ation. Mr. Phelan=s career in the hospitality industry as a broker, business consultant and acquisition manager has spanned 35 years.

Stephen Reeder: President [Resigned as President Effective March 31, 2001]

Mr. Reeder brings 30 years of real estate development, construction, and investment experience to the company. Mr. Reeder has built and developed over 20,000 units throughout the western United States and will run the day to day operations of the company and head its construction division. In addition, Mr. Reeder has developed and constructed over 6,000 acres of master-planned communities, and developed and built on average, over $100,000,000 annually between 1985 and 1991. Mr. Reeder will run the day to day operations of the

Company with a particular focus on the development division, coordinating and directing the Company's acquisitions of existing and to-be-built properties and the real estate financing for the company.

Mr. Reeder employment for the prior 5 year period has been as an independent consultant and real estate investor, investing for his own portfolio and consulting with clients in their financing of real estate in the Western United States.

Richard Hart: Vice President, Director [Term Ended as Vice President and Director as of March 12, 2001]

Richard Hart has over twenty years of experience in the construction industry, and has been intimately involved with all manners of construction and developmental processes. He is a licensed general contractor in the State of California and is licensed to build all types of residential and wood frame construction commercial property.

During the last five years, Mr. Hart has been the owner and manager of Pacific Communities, a company specializing in the construction and rehabilitation of senior facilities and multi family homes in the Riverside/San Bernardino areas of Greater Los Angeles. Before his involvement with the Company, Mr. Hart served as the construction supervisor and project manager with the following construction and development firms: Van/Hart Performance Builders, La Ban Development, Special Projects, Sunkist Developers, Cal Cor, Regional Real Estate Developers, and Mike Pleman Developments. Mr. Hart will oversee the western United State construction projects for the Company reporting directly to Steve Reeder.

Scott Brake:  Director

Mr. Brake brings 30 years of business experience to the Board of Directors.

Mr. Brake's employment for the prior 5 year period has been as an independent business and financial consultant in Los Angeles, California.

David Tsai: Vice President

Mr. Tsai is a licensed architect. He graduated from Chung Yuan Christian College of Taiwan in 1967 and moved to California in 1969. After receiving his Masters Degree of Architecture at the University of California Berkeley in 1970, Mr. Tsai moved to Los Angeles and began his architectural career in the Southland. Mr. Tsai's extensive commercial development and architectural experience derived from early years when he was employed by various renowned architectural firms in the Greater Los Angeles area. Mr. Tsai has participated in design work of landmark projects in Los Angeles, including the Downtown Hyatt Regency Hotel, the Broadway Plaza, and one of the tallest buildings in Los Angeles, the famous 60-story First Interstate Bank building.

In 1975, Tsai Development and Construction Corp. was founded. In 1977, due to increasing demand, an independent Development and Construction Division was formed, separated from the Architectural Division. He has since developed millions of square feet of commercial/retail, and thousands of multi- family residential units, senior units and single family homes. Mr. Tsai most recently created an efficient design for senior condominium projects and is under construction on numerous senior projects in the state of California, including Evergreen Manor, which is owned by Senior Care Industries Inc.

Mr. Tsai's employment for the prior 5 year period has been as the principal of Tsai Development and Construction, in Monterey Park, California. He is the principal designer and builder of the Evergreen Manor II owned by Senior Care.

Robert Coberly: Chief Financial Officer, Treasurer, Director

Mr. Coberly graduated Magna Cum Laude from the University of San Diego in 1990 with a degree in Business Administration with an emphasis on finance. He brings 8 years of real estate experience to the Senior Care Industries Inc., management team. Mr. Coberly will focus on retail and residential development with the company, utilizing his national network of contacts gained through his years with CB Commercial and Marcus & Millechap. Mr. Coberly has initiated and sold over $100,000,000 in real estate throughout the United States and will focus on the eastern U.S. for the Company. He is a licensed real estate broker.

Mr. Coberly's employment for the prior 5 year period has been as a real estate agent with CB Commercial and Marcus & Millechap, in Los Angeles, California. Recently, he relocated to Capital Realty in South Pasadena, California.

John Cruickshank, Senior Vice President, Secretary, Director

Mr. Cruickshank is a graduate of the University of Vermont and Boston College Law School. For the last 10 years he has been a business consultant working mainly in connection with the law offices of Lawrence R. Young & Associates, P.C. in Downey, California as a consultant to Mr. Young's clients on business affairs. He left that position and joined Senior Care in April of 2000.

David Edwards, Director

David Edwards resides in London, England and is in the international antiques importing business. He was born in London in 1948 and attended school at St. Georges. He was for many years the owner and operator of six major licensed premises in London. He is now retired from that business and spends most of his time in charitable endeavors including acting as trustee and vice-chair of the national charity for children suffering from cancer, the Lennox Appeal, is a member of the Sudbury Rugby Football Club and trustee of the Mountview Drama School.

John Tanner, Director

John Tanner was born in 1964 in Dublin, Ireland, was educated at the Delasalle Brother's School, embarked on a career in hotel management after attending the Royal Marine Hotel Management Course. He presently resides in East Anglia in the United Kingdom and maintains a large stable of horses, trains horses and is a member of the British Show Hack & Riding Association and the British Sports Horse Society. He competes in various horse shows and rides the hunt with the Thorlow in Suffock and, has been awarded a number of hunt buttons by four other hunts in the British Isles.

He presently is also in the antique business, has developed a serious interest in architecture and design. After rebuilding and remodeling Westgate House in Long Melford, he found himself rebuilding and redesigning houses of significance in England, Ireland, Spain and Germany.

Denzel Harvey, Director

Denzel Harvey has been for the last twenty years the owner and operator of Northland Rental & Supply, a heavy equipment rental company in San Dimas, California. His company has an exclusive arrangement with Rent USA to supply equipment to Northland for its customers. He is the brother of Al Harvey, the founder of Rent USA, Inc. Northland is a part of the Disabled Veterans Business Enterprise (DVBE) program in California and by Congress on a Federal level gives an entitlement to disabled veterans on a par with minorities. Denzel Harvey is a disabled veteran. Because of the agreement between Rent USA and Northland, Northland is able to favorably compete on all expenditures for State of California and Federal public works projects. The agreement between Northland and the Rent USA provides for an exclusive marketing arrangement whereby the Rent USA provides the material, equipment and supplies for all of Northland's projects. The agreement is for seven years and is renewable. The agreement is written and signed by both parties. There are only 600 DVBE registered businesses in the California and only one in the heavy construction field according to the Disabled Veterans Alliance. Northland has an advantage over other non DVBE companies when bidding on federally mandated construction projects. The most recent version of the law passed by Congress and by the California State Legislature requires that at least 3% of all contracts let in State and federally mandated projects be to DVBE owned companies.

Bob Eschwege, Vice President and Manager of Noble Furniture

Mr. Eschwege founded Noble Furniture in 1989 and has been with the Company since its inception. He handles all aspects of oversight of manufacture, design, and distribution. He is a master furniture and cabinet maker whose expertise goes far beyond the manufacturing of furniture to the showing and sale of the product to distributors nationwide.

ITEM 4 - TERMS OF THE TRANSACTION

Senior Care Industries, Inc. [Senior Care or the Company] is offering to trade Common shares of Senior Care for Series G Preferred which will over time convert into 60 shares of Common stock for each share of Series G Preferred issued.

The offer to tender your Common shares and exchange them for Series G Preferred shall be available to you from the date of this Tender Offer and shall remain open until August 10, 2001.

The reason that this offer is being made is because Senior Care's shareholders at the Annual Meeting on March 12, 2001 authorized the Board of Directors to make a one time 30 to 1 reverse split of the Company's common stock. On the same day, the Board of Directors authorized a 30 to 1 reverse split which took effect on March 15, 2001. Many shareholders feel that they will never be able to recover their original investment in Senior Care and were displeased with the reverse split. This offer is being made to give those shareholders who are dissatisfied an opportunity to recover the same number of shares which they had prior to the reverse split taking effect.

Management then decided that in order to maintain shareholder loyalty, the shareholders should be offered an opportunity to recover twice the number of Common shares which they originally had while, at the same time, protecting Senior Care's stock price by restricting the number of shares in the float, at least in the short term.

The reason that Senior Care wanted to restrict the float was to keep short sellers and bottom feeders from trading in the Company's stock. Management believed that short-sellers and bottom feeders were responsible for the precipitous fall in Senior Care's stock prior to the reverse split.

Management decided that the way to protect shareholders while, at the same time, protecting the Company, was to offer Series G Preferred stock. This would allow shareholders an opportunity to regain the original number of common shares over time while continuing to restrict the float during the interim period.

The offer which Senior Care is making can be exercised by signing and completing the attached letter of transmittal designating the number of shares you wish to tender in this Tender Offer and send your letter of transmittal, together with your stock certificates and other materials required by the letter of transmittal by one of the mailing methods designated in the letter of transmittal, so that it is received by the Transfer Agent at the address provided in the letter of transmittal before the expiration date of August 10, 2001.

If your Senior Care Common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker on how to participate if you have not already received instructions from your broker. Some financial institutions may effect tenders by transmitting shares electronically through the Depository Trust Company.

You will then receive the following:
------------------------------------

1. 1 share of Series G Preferred stock for each share of post-split Common stock which you now hold. [If you surrender a pre March 15, 2001 split share certificate, the reverse split will take effect as to your shares before the Series G Preferred stock is issued to you. The CUSIP number for pre March 15, 2001 split Common shares was 81721N 10 7.]

The only reason you would have pre-split shares would be if you retained those shares in certificate form and not in a brokerage account, and did not turn them in to the Transfer Agent after March 15, 2001 to transfer them into post-split shares.

Series G Preferred stock has the following characteristics:
-----------------------------------------------------------

1.  It is convertible into common stock in Senior Care;

2. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on the anniversary date of the tender offer;

3. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on each anniversary date thereafter until all of your Series G Preferred is converted.

Regarding Termination:
---------------------

If you change your mind after you have already signed the Stock Purchase Agreement and have surrendered your shares, you may get them back at any time up until August 10, 2001 or, if your Series G Preferred shares have not already actually been issued, you may get your Common shares back at any time up until they are actually issued.

Registration of Series G Preferred Stock:
-----------------------------------------

Senior Care is filing an S-4 Registration Statement to register your Series G Preferred shares. This will be done at the earliest possible time after this Tender Offer is made. The Prospectus will be mailed to you when it becomes available. You should not make an investment decision regarding whether to surrender your Common shares and to take Series G Preferred stock until you have received your Prospectus and have had an opportunity to read it. The Registration Statement may not become immediately effective for a period of time after it has been filed. Your Series G Preferred shares will not be issued until the Registration Statement becomes effective.

United States Federal Tax Consequences:
---------------------------------------

Senior Care expects that the exchange of Common stock for Series G Preferred will be tax free to Senior Care and to its shareholders who participate in this Tender Offer. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you.

Your rights as a Common shareholder as opposed to your rights as a Preferred shareholder:
----------------------------------------------------

Common Stock
------------

Each share of Senior Care Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

All shares of Common Stock issued and outstanding were fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

Preferred Stock
---------------

The rights of Senior Care preferred shareholders is determined at the time a class of preferred stock is issued. Generally, each preferred share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Preferred Stock (i) have equal, ratable rights to dividends from funds legally available; (ii) are entitled to share preferably in all of our assets available for distribution to holders of Preferred Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Series G Preferred may be converted into common stock over a period of five years from the issue date of issue with 20% of the shares being converted into 60 shares of Common stock on the anniversary date of the issuance and a like 20% becoming convertible into 60 shares of Common stock on each anniversary date thereafter until all of the Preferred shares have been converted.

You are not required to convert on the conversion date but may convert at any time after the date passes. You convert by sending your Preferred stock certificate to the Transfer Agent who converts the shares entitled to convert, returns a Preferred certificate for the balance of shares not yet converted and sends you a Common stock certificate for the number of Common shares you are to receive.

Cost of the certificates upon conversion:
-----------------------------------------

Senior Care paid for the issuance of your original Series G Preferred stock certificate. You will pay the cost of the conversion.

The cost issuing the new Preferred certificate and the Common stock certificate will be born by you. The cost to issue each new Preferred certificate will be $15 and the cost to issue each new Common stock certificate is an additional $10.

The name and address of the Transfer Agent where you will send your stock for conversion is as follows:

Transfer Agent
--------------

The transfer agent is:        First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346

Accounting Treatment:
---------------------

The holding period for your stock will generally be from the time you first purchased Senior Care Common stock and your basis in those shares will be what you paid for that stock at the time you purchased it. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you and as to whether the holding period and cost is different in your case from the statements set forth above.

ITEM 5 - PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Early in 2001, Management became aware that as a result of market conditions and the recent price of Senior Care stock in that market, it was necessary to make a reverse split of outstanding common shares of the Company in order to increase the stock price and make the Company more competitive and its stock price more properly reflective of the Company's market strength.

Management then requested a vote of the shareholders at the Annual Meeting on March 12, 2001 to obtain authorization to make a reverse split of outstanding common shares from a maximum of 1 share for each 30 shares then issued and outstanding. If the shareholders authorized this reverse split, then Management could request that the Board of Directors authorize a reverse split of any number from 2 to 30 for every share presently outstanding. The determination would be left to the discretion of the Board of Directors and would be made based upon their best judgment at the time and upon present market conditions taking into consideration the Company's future needs and requirements.

Senior Care's common stock had been traded over-the-counter under the symbol SENR. The following table set forth, for the periods indicated, the high and low bid prices for the common stock, as reported by the OTC Bulletin Board during 1999 and 2000. Common stock prices have been adjusted to reflect the eleven for ten split effective October 17, 2000.

                                               Bid Price
                                         High              Low
                                        -----------------------
             1999
             ----
         First Quarter                  $  -0-          $  -0-
         Second Quarter                 $  -0-          $  -0-
         Third Quarter                  $  -0-          $  -0-
         Fourth Quarter                 $ 7 17/64       $ 3 19/64

             2000
             ----
         First Quarter                  $ 5 29/64       $ 3 19/32
         Second Quarter                 $ 4 1/4         $ 1 19/32
         Third Quarter                  $ 3 1/8         $ 1 1/8
         Fourth Quarter                 $ 1.75          $ .29

On December 31, 2000, there were approximately 3,000 holders of record of our Common Stock.

As of December 31, 2000, there were 13,399,001 shares of common stock, $.001 par value per share.

Earlier in the year 2000, Management had applied for listing on the American Stock Exchange. That Exchange required a minimum stock price of $3.00 per share. At the time, Senior Care was trading at approximately $1.00 per share. Management believed that a reverse stock split of at least a 3 to 1 reverse split would have brought the stock price up to $3.00 from the then $1.00 price. The price of Senior Care shares then became even further depressed and Senior Care was denied its American Stock Exchange listing.

Management then recommended that the shareholders approve a resolution to authorize the Board of Directors in its discretion to allow a one time reverse split of the common shares of the Company, that reverse split not to exceed a 30 to 1 reverse split of shares.

This measure required a majority vote of the outstanding shares or a majority of 6,833,490 shares voting for the measure were required to vote for it to pass the measure.

The results of the voting at the Annual Meeting were as follows:

For               6,964,567
Against             133,481

Required to Pass  6,843,490

The measure passed and at the annual meeting of the Board of Directors which followed the shareholders' meeting, the Board voted to implement a reverse split of 1 share for each 30 shares owned to become effective on March 15, 2001.

Following this action, several shareholders complained to management. After the split, the stock price of Senior Care settled at about $.75 and then started to rise to over $1 on April 20, 2001. However, with the price at these levels, a shareholder who purchased Senior Care Common stock at $1 pre-split would not be able to recover their investment until the post-split price rose to $30.

To correct this problem, Management determined to provide an alternative to these investors to allow them to opt to take Series G Preferred shares a way in which these investors could again obtain the advantage of eventually having a greater number of Common shares then they had owned prior to the reverse split.

Following the reverse split, there were 446,634 shares outstanding.

At the same meeting, the Board authorized the following common shares to be issued to officers and directors as follows:

1. To various officers and directors, a total of 1,600,000 shares under the terms of the 2001 Stock Option Plan. The options which were authorized and the persons to whom the were issued are as follows:

Robert Coberly, Chief Financial Officer, Treasurer & Director, 400,000 shares; John Cruickshank, Senior Vice President, Secretary & Director, 400,000 shares; Stephen Reeder, former Chairman, CEO and Director, 200,000 shares; Bob Eschwege, Vice President and Plant Manager, 300,000 shares; Scott Brake, Vice President & Director, 200,000 shares; Denzel Harvey, David Edwards and John Tanner, 100,000 shares each as Directors;

2. To the Aliso Circle Irrevocable Inter Vivos Trust, 8,000,000 shares;

Thereafter, the Board authorized the following issuance of Common shares for various reasons:

1. On April 19, 2001, an additional 3,013,548 Common shares were issued to consultants who worked on various acquisitions for the Company including the San Jacinto, California transaction and other acquisitions in Las Vegas, Nevada;

2. On the same date, a total of 250,000 Common shares were issued to the sellers of the Flamingo 55 project in Las Vegas, Nevada;

3. On April 26, 2001, 1,300,000 shares of Common stock to Perdico Properties Trust in connection with the purchase of the property in San Jacinto, California;

4. On May 29, 2001, 100,000 shares of Common stock to Hudson Consulting Group, Inc. for consulting services;

As of the date of this Offer, Senior Care had a total of 14,710,182 shares outstanding.

The following sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as of June 15, 2001, known by us to own beneficially more than five percent (5%) of our Common Stock and (ii) our officers and directors as a group since no one individual director or officer owns more than 5% of our Common Stock. There were a total of 14,710,182 shares of Common stock outstanding as of that date, June 15, 2001.

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------
(i) Craig Brown                      1,041,183 Registered (5)         7.08%
    410 Broadway, Suite 203
    Laguna Beach, CA 92651

    Brian Eisberg                    1,004,516 Registered (5)         6.83%
    8 Vineyard Court
    Novato, CA 94947

    Michael Austin                   1,004,516 Registered (5)         6.83%
    1550 Bellwood
    San Marino, CA 91108

    Perdico Properties Trust         1,300,000 Restricted (5)         8.84%
    5670 S. Pecos
    Las Vegas, NV 89120

    Aliso Circle Irrevocable Inter
    Vivos Trust (4)                  8,000,000 Restricted (5)        54.38%
    1278 Glenneyre, Suite 212
    Laguna Beach, CA 92651

(ii) Officers and Directors
     as a group                      1,620,667 Registered (5)        10.88%



(1) All ownership is beneficial and of record, unless indicated otherwise and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) There were no transactions, or series of transactions, during fiscal 1999 or 2000, nor are there any currently proposed transactions, or series of transactions, to which we are a party, in which the amount exceeds $60,000, and in which to our knowledge any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, has or will have any direct or indirect material interest. Management is informed that Aliso Circle Irrevocable Inter Vivos Trust has broadened its portfolio by selling its Senior Care Common stock to entities, none of whom own more than 5% of the Common stock in the Company, as of this reporting date.

(4) Mervyn A. Phelan, Jr., Trustee of the Aliso Circle Irrevocable Inter Vivos Trust is the son of Mervyn A. Phelan, Sr., Chief Executive Officer of Senior Care and Chairman of the Board of Directors. The beneficiaries of the Trust are Sharon Phelan, wife of Mervyn A. Phelan, Sr., the children and grand-children of Mervyn A. Phelan, Sr.

(5) Shares noted as being registered were registered by the filing of an S-8 Registration Statement and issuance of a prospectus for shares issued to officers, directors and consultants. Shares noted as being restricted were issued pursuant to Section 4(2) of the Securities Act of 1934, as amended and may only be sold under certain rules as generally described in Rule 144 which is described in detail elsewhere in this prospectus.

ITEM 6 - PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

What follows is an example of why we are making this Tender Offer:

Senior Care has heard from shareholders that some of them purchased 90 shares of Common stock in Senior Care for $270 or $3 per share. After the 30 to 1 reverse split, they only had 3 shares. In order to recoup the $300 investment, you would have to sell your 3 shares for $90 per share. Many believed that Senior Care stock could never sell for $90 per share and asked the Company to do something for them.

Our response is this Tender Offer. If you bought 90 shares for $270, you now have 3 shares. If you surrender those 3 shares, you will receive 3 shares of Series G Preferred. Those 3 shares of Series G Preferred will convert into 180 shares of Common stock over a 5 year period. Once converted, if Senior Care is selling for $3 per share, you will have recovered your investment.

The reason that Senior Care is making this Offer is to give shareholders who purchased Common stock in the OTC:BB market prior to the reverse split which occurred on March 15, 2001, an opportunity to recoup their investment in Senior Care stock by surrendering the post split shares and receiving 1 Series G Preferred share for each Common share surrendered. The advantage, if you are an investor who has determined that they wish to hold Senior Care stock for a long period, management believes you will have a better opportunity to recoup your original investment by converting your Series G Preferred stock back into Common shares over a period of 5 years. On the other hand, if you are not someone who can wait for the long time period or have reservations about the long term viability of the Company, you should not accept this Offer.

Transactions which Senior Care plans which may effect your decision:
--------------------------------------------------------------------

Senior Care has made a major purchase of property and is also making a tender offer to shareholders of Tri-National Development Corporation which could have a substantial effect upon whether you may wish to tender your Common shares under the terms of this Tender Offer.

The acquisition and tender offer is described below as follows:

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets. The purchase of the assets became effective on April 30, 2001:

1.     THE HILLS OF BAJAMAR

The Hills of Bajamar property is a 2,500-acre parcel located in the Municipality of Ensenada, on the Pacific Ocean side of Baja California, Mexico, roughly 50 miles south of San Diego, California. The purchase contract held by Tri-National which was completed in 1992 through Tri- National's wholly-owned Mexican subsidiary, Planificacion Desarollos de Jatay, S.A. de C.V. ("Planificacion"), provided for an overall purchase price of $6,000,000 for the 2,500 acres ($2,400 per acre or $.60 per sq. meter). Pursuant to that Agreement, the property is being purchased on a gradual basis in 247-acre increments at $600,000 for each increment. As of the date of the Purchase Agreement with Senior Care, Tri-National owned a total of 650 acres. The balance of 1,750 acres is held in a trust with Banco Ixe, with title to additional acres releasable to Tri-National as additional annual $600,000 payments are made. In the event Tri-National is unable to make its scheduled annual payments, the trust is subject to cancellation and the property will be subject to refinancing under which Tri-National may be required to pay a significantly higher price per acre. The balance owing on the remaining 1,750 acres is $4,200,000 at $600,000 annually with no interest until 2003. Senior Care purchased only the present 650 acres owned by Tri-National's Mexican subsidiary together with the right to purchase additional acreage as Tri-National becomes entitled to purchase it.

Under the contract with Senior Care, 650 acres will be conveyed plus 100% of Tri-National's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000, or in the area of $23,333 per acre. Senior Care paid 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property under a formula that is set forth in the contract.

However, Senior Care may repurchase a total of $11,262,481 in Series F Convertible Preferred by the issuance of Series I Preferred stock which will then be issued to Tri-National's Corporate Note holders.

Tri-National originally purchased this property by selling nine-month Corporate Notes at 10% interest per annum which are all now due. The investors principal and interest were guaranteed by Tri-National and bonded by New England International Surety Co., for up to $15 million. Tri-National further collateralized the $15 million in bonding from New England International Surety Co. with a portion of its Hills of Bajamar property and paid over $1,000,000 in bonding fees. As of January 31, 2001 Tri-National had $11,262,481 in Corporate Notes outstanding, of which all were fully due and payable. There are presently approximately 300 holders of these Corporate Notes.

Under the terms of the Agreement with Senior Care, Senior Care will issue to the Corporate Note holders Series I Preferred stock. Series I Preferred stock will pay the Preferred shareholders a cumulative preferred return on their equity of 10% per annum. This return is paid by a 2% gross profit reservation on the sale of lots. Series I Preferred will be registered by the filing of an S-2 Registration Statement with the SEC. The stock will be redeemed for cash through the sale of Hills of Bajamar residential lots, with the Series I Preferred holders receiving 2% of the gross profit dedicated to pay a 50% of the net profits to redeem the shares.

The registration is made necessary due to the fact that Tri-National sold these Corporate Note obligations in reliance on exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. This resulted in Tri-National becoming the subject of a cease and desist order issued by the Wisconsin Securities Division, based on sales of its Notes to Wisconsin residents.

Additionally, Tri-National was required to offer a rescission to California investors requiring Tri-National to repay all California investors their principal only.

Then, the Louisiana Commissioner of Securities commenced an investigation to determine whether Tri-National would be required to refund all investments in the Notes to Louisiana purchasers. The Company issued approximately $1,500,000 in Notes to Louisiana investors.

The nine- month promissory note program was brought to Tri-National by the investment banking firm, Johnson, Richards & Company, Inc., and Tri-National claims that they relied on representations made by that firm that a federal exemption was available under the right terms and conditions. With the proceeds being used for specific projects etc., the Notes were considered commercial paper and exempt from securities registration.

Because Tri-National relied on federal and state exemptions for placement of its Notes, it is possible that other states may find that the Tri-National did not comply with the various blue sky exemptions. The consequences of any such violations may vary from state to state, but could include the requirement that Tri-National rescind some or all of the sales in such states at the request of the affected subscribers and prepare formal registration statements and/or other documentation at the request of the securities regulators. Additionally, Tri-National and/or its officers may be subject to civil and/or criminal fines or penalties including, but not limited to, a sanction with regard to Tri-National's ability to make any public offering in the future.

The Registration of Series I Preferred issued to the Corporate Note holders by Senior Care would remedy this problem and would grant to the Corporate Note holders new guarantees and provisions for payment as well as provisions for payment of interest.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

In December of 1996, Tri-National entered into an acquisition agreement with Valcas Internacional, S.A., to acquire 100% of the stock of Inmobilaria Plaza Baja California, S.A., a Mexican corporation, including its existing assets, which included 16+ developed acres of ocean front land within the Bajamar resort with plans for 328 vacation ownership (timeshare) units for $16,079,055, payable with notes for $9,079,055 and stock.

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property under a formula that is set forth in the contract.

3.  PLAZA ROSARITO

On November 20, 1998, Tri-National Holdings, S.A. de C.V., a wholly owned Mexican subsidiary of Tri-National, purchased the Plaza San Fernando from Banco Bital with a $1 million cash down payment. In July of 1999, Capital Trust, Inc. of New York, the Company Investment Banker, provided the remaining $8 million necessary to close and complete the escrow.

Tri-National renamed this property, Plaza Rosarito. It is located in the heart of Rosarito Beach in Baja California, Mexico, minutes from the 20th Century fox film studio where "Titanic" was filmed and down the street from the famous Rosarito Beach Hotel. Plaza Rosarito includes 15 acres of undeveloped oceanfront land zoned for the 450-room hotel and convention center, 18 acres of developed land, including 187,500 square feet of existing steel, concrete and marble commercial space.

Senior Care purchased this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National will receive a 7.5% to 12% participation in the net profits from the development and sale of the property based upon a formula that is set forth in the contract.

4.  PORTAL DEL MAR CONDOMINIUMS

In February of 1999, Tri-National, through a Mexican subsidiary, Tri-National Portal, S.A. de C.V. signed purchase agreements and provided a $500,000 down payment to acquire Portal Del Mar for $1,250,000. Portal Del Mar is a 123-unit, 2 and 3-bedroom condominium development on 6 acres overlooking the Pacific Ocean in Baja California, Mexico, just south of Rosarito Beach. The 126 ocean view condominiums are in various stages of completion, with approximately 46 completed.

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Additionally, Tri-National's Mexican subsidiary will receive a 7.5% to 12% participation in the net profits from the development and sale of the property based upon a formula set forth in the contract.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries as follows:

Name of Property        Purchase Price          Payment           Conversion           Repurchase Option
--------------------------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000             300,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Plazas Resort           $16,079,055             150,000 Series F  20% after 24 months  Repurchase option
Timeshares                                      Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Plaza Rosarita          $33,200,000             500,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later conversions

Portal Del Mar          $ 6,000,000             100,000 Series F  20% after 24 months  Repurchase option
                        -----------             Preferred         20% each 12 months   30 days on 1st conversion
                                                --------          Until all converted  30 days on later conversions
Total:                  $70,229,055            1,050,000 Shares
                                               Series F Preferred

1,000,000 shares of Series F Preferred converts into a total of 20,000,000 shares of Senior Care Common stock over the period of the conversion formula.

Based upon the above, Senior Care will obtain assets and assume debt on the Tri-National property acquisition as follows:

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


The property purchase transactions as completed were part of an overall plan whereby Senior Care would purchase certain of the Mexican assets of Tri-National while at the same time, making a Tender Offer to secure control of that company. Additionally, Senior Care intends as part of the overall transaction to assume certain parts of Tri-National's debt which Senior Care will pay through the issuance of Preferred stock to Tri-National's Corporate Note holders with respect to the Hills of Bajamar property and likewise, Senior Care intends to move forward with a similar program to amortize the debt of , Capital Trust, Inc. of New York totaling approximately $8,500,000.

Senior Care will register the shares which it is issuing pursuant to the Tender Offer to Tri-National shareholders and will also move to register the preferred stock which it will issue to assume the debt of Corporate Note holders and may do the same with respect to the debt owed by Tri-National to Capital Trust.

Senior Care also intends to employ certain members of present Tri-National management and has entered into employment agreements with each of the following Tri-National executives:

                                    POSITIONS HELD
NAME                    AGE         WITH THE TRI-NATIONAL              SINCE
----                    ---         ---------------------              -----

Michael A. Sunstein     58          Director, CEO &                    1989
                                    President
Gilbert Fuentes         67          Chief Financial Officer            1996
Bersain Gutierrez       43          V.P. Legal Counsel, Mexico         1998
Jason Sunstein          29          Secretary and                      1989
                                    V.P. Investor Relations

MICHAEL A. SUNSTEIN. Mr. Sunstein has been the Chief Executive Officer and a Director of the Tri-National since its founding 1989. Prior to joining the Tri-National, Mr. Sunstein spent 15 years in the housing industry, primarily with Kaufman and Broad Homes, Inc., a New York Stock Exchange listed company, where he served as President of the Midwestern Division and acting President of the East Coast Division. In those capacities he was responsible for the financial, building and delivery of approximately $30,000,000 in housing sales annually. He resigned from Kaufman and Broad and started his own firm in the building and materials and single-family home industry in Michigan, prior to moving to San Diego in 1982.

GILBERT FUENTES. Mr. Fuentes has been the Chief Financial Officer since 1996. He has 25 years of experience in the banking industry. He has held the positions of President and Chief Executive Officer, Senior Vice President, Chief Financial Officer, Treasurer and Comptroller for multi- billion dollar banking organizations. He has authored several articles in the fields of finance and cash management, as well as the 1992 and 1993 Economic Forecast of the United States and Mexico, published by the U.S. Mexico Foundation. Mr. Fuentes has developed innovative cash management systems, investment strategies and strategic financial plans that resulted in millions of dollars of incremental income for his former employers.

LIC. BERSAIN GUTIERREZ. Mr. Gutierrez joined the Company in October of 1998 as V.P. Legal Counsel, Mexico and Director of Mexican Operations. He has been instrumental in negotiating, coordinating title policies, surveys and the filing and approval for Municipal zoning and permits for the Company's real estate projects in Mexico. Prior to joining Tri-National, Mr. Gutierrez held high positions in the Secretaria de Hacienda y Credito Publico (I.R.S. of Mexico), as well as District Attorney for the Federal District of Mexico City. He also held high positions in the Procudaria de Justicia del D.F. (the F.B.I. of Mexico). Mr. Gutierrez graduated with honors from the law school of Universidad Autonoma de Mexico in 1979.

JASON A. SUNSTEIN.  Mr. Sunstein has been Vice President of Investor
Relations for the Company since 1989 and for MRI Medical Diagnostics, Inc.
since 1992. He attended San Diego State University where he majored in Finance and is a licensed securities broker. He is the son of Michael Sunstein.

The transactions which are described above whereby Senior Care obtained certain Mexican properties of Tri-National's Mexican subsidiaries was voted upon by the Board of Directors of Tri-National and was approved by them. The members of the Board of Directors who voted to approve these transactions are among the same persons who will now be employed by Senior Care including Michael A. Sunstein who is Board Chairman and a member of the Board. Mr. Sunstein was not employed by Senior Care when he voted as a member of the Board to support these sales to Senior Care. However, he knew at that time that as a part of the entire package, Senior Care had offered to employ him in the future.

Material changes in dividend policy:
------------------------------------

Senior Care has never issued cash dividends and it is unlikely that it will do so in the immediate future. There are presently no plans to issue any kind of dividend in the immediate future, either cash or stock dividends.

Anticipated changes in the Board of Directors:
----------------------------------------------

The Board of Directors of Senior Care, the members of whom were described earlier in this Tender Offer, will, most likely, remain the same for the immediate future. Even though Senior Care does intend to engage certain Tri-National officers and directors, it is not anticipated that any of them will become Senior Care directors in the immediate future. The next election of directors will be in March of 2002 at the Annual Meeting of Senior Care when the entire Board is up for reelection. However, it is not presently anticipated that there will be any major change of the Board and Management will, most likely, recommend to the shareholders that the same Board be reelected.

Anticipated changes in Senior Care securities:
----------------------------------------------

Other than the effect which the tender offer to Tri-National shareholders may have, it is not anticipated that there will be any substantial change in Senior Care's stock. The Tri-National acquisition of property did result in the issuance of new preferred stock which is not registered and is restricted. Only Series G Preferred and any preferred shares issued to the Bondholders of Tri-National would be registered and would be likely to become tradable. Senior Care Common stock should remain tradable on the over-the-counter bulletin board [OTC:BB] or other exchange. There is no anticipation that any stock of Senior Care would be deregistered or delisted.

Will Senior Care remain a reporting company?
--------------------------------------------

Senior Care intends to remain a fully reporting company and will continue to file all of its annual and quarterly reports with the Securities & Exchange Commission as it has done since 1999.

Will Senior Care's charter, bylaws or other governing instruments change as a result of this Tender Offer:
-----------------------------------------------------------------

There are no plans to change either Senior Care's charter or by- laws other than, potentially, to request at a special meeting of the shareholders to raise the number of authorized common and preferred shares from 50,000,000 and 5,000,000 respectively, to a greater amount to accommodate the issuance of stock for the purpose of the Tri-National acquisition and tenders.

Other matters to consider with regard to the Tri-National acquisitions:
-----------------------------------------------------------------------

The purpose of Tri-National tender offer is for Senior Care to gain control of Tri-National and thereby be able to coordinate the development of Senior Care age restricted properties and similar properties presently under development by Tri-National.

The Common stock in Tri-National which, if tendered, will be purchased by Senior Care in exchange for Common stock in Senior Care will be held by Senior Care as an investment. It is not contemplated that Senior Care would sell or otherwise transfer the stock which it purchases in Tri-National.

Though it is not contemplated by Senior Care that a merger of Tri- National and Senior Care will result from this purchase of shares in Tri-National by Senior Care, there is no guarantee that Senior Care would not, in future, propose such a merger. Furthermore, it is possible that Senior Care might act to reorganize, liquidate or otherwise change the present structure of Tri-National. There are no present plans to do any of these things. However, Senior Care may, after the Tender is completed, move to do any of these things.

Under the terms of the agreement between Tri-National and Senior Care, Senior Care agreed to make a stock tender offer whereby Tri-National shareholders would receive 1 share of Senior Care for each 3 shares of Tri-National tendered plus 1 warrant which could be converted into 1 share of Common stock upon the payment of $1. The warrants are to be valid for a period of 1 year from the date of issue.

Senior Care is to make every reasonable effort to register the stock issued pursuant to the Tender by the filing of an S-4 Registration Statement with the SEC.

Additionally, Senior Care agreed to create a new class of convertible preferred for the purpose of paying Tri-National's approximately 300 Corporate Note holders with notes due in the amount of approximately $11,262,481, that Senior Care would make every reasonable effort to register this new class of preferred, amortizing the preferred stock with payments from the sales of residential lots at the Hills of Bajamar.

Following the completion of the Tender and transfer of all of the properties which were sold to Senior Care by Tri-National, Senior Care agreed to use its best efforts to complete the filing of an SB-2 Registration Statement to raise approximately $15,000,000 through a new stock issue.

By its agreement, Tri-National agreed to hold Senior Care, its officers, directors and shareholders harmless from any and all claims which might arise against Tri-National, its officers and directors.

ITEM 7 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash is required to affect the offer. The only cost to the Company is the cost of making the offer for printing and other costs associated therewith.

ITEM 8 - INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Common Stock
------------

Senior Care is authorized to issue a total of 50,000,000 shares of Common stock, $.001 par value. 14,710,182 shares were outstanding as of June 15, 2001.

On March 12, 2001, the Shareholders at their Annual Meeting authorized the Board of Directors in its discretion to allow a one time reverse split of the common shares of the Company, that reverse split not to exceed a 30 to 1 reverse split of shares. On the same day, the Board of Directors met and authorized a reverse split whereby each owner of 30 shares would receive 1 share as of March 15, 2001. This resulted in the number of common shares outstanding being reduced from 13,399,001 to 446,634 shares outstanding.

At the same meeting, the Board authorized the following common shares to be issued to officers and directors as follows:

1. To various officers and directors, a total of 1,600,000 shares under the terms of the 2001 Stock Option Plan. The options which were authorized and the persons to whom the were issued are as follows:

Robert Coberly, Chief Financial Officer, Treasurer & Director, 400,000 shares; John Cruickshank, Senior Vice President, Secretary & Director, 400,000 shares; Stephen Reeder, former Chairman, CEO and Director, 200,000 shares; Bob Eschwege, Vice President and Plant Manager, 300,000 shares; Scott Brake, Vice President & Director, 200,000 shares; Denzel Harvey, David Edwards and John Tanner, 100,000 shares each as Directors;

2. To the Aliso Circle Irrevocable Inter Vivos Trust, 8,000,000 shares;

Thereafter, the Board authorized the following issuance of Common shares for various reasons:

1. On April 19, 2001, an additional 3,013,548 Common shares were issued to consultants who worked on various acquisitions for the Company including the San Jacinto, California transaction and other acquisitions in Las Vegas, Nevada;

2. On the same date, a total of 250,000 Common shares were issued to the sellers of the Flamingo 55 project in Las Vegas, Nevada;

3. On April 26, 2001, 1,300,000 shares of Common stock to Perdico Properties Trust in connection with the purchase of the property in San Jacinto, California;

4. On May 29, 2001, 100,000 shares of Common stock to Hudson Consulting Group, Inc. for consulting services;

As of the date of this Offer, Senior Care had a total of 14,710,182 shares outstanding.

The following sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as of June 15, 2001, known by us to own beneficially more than five percent (5%) of our Common Stock and (ii) our officers and directors as a group since no one individual director or officer owns more than 5% of our Common Stock. There were a total of 14,710,182 shares of Common stock outstanding as of that date, June 15, 2001.

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------
(i) Craig Brown                      1,041,183 Registered (5)         7.08%
    410 Broadway, Suite 203
    Laguna Beach, CA 92651

    Brian Eisberg                    1,004,516 Registered (5)         6.83%
    8 Vineyard Court
    Novato, CA 94947

    Michael Austin                   1,004,516 Registered (5)         6.83%
    1550 Bellwood
    San Marino, CA 91108

    Perdico Properties Trust         1,300,000 Restricted (5)         8.84%
    5670 S. Pecos
    Las Vegas, NV 89120

    Aliso Circle Irrevocable Inter
    Vivos Trust (4)                  8,000,000 Restricted (5)        54.38%
    1278 Glenneyre, Suite 212
    Laguna Beach, CA 92651

(ii) Officers and Directors
     as a group                      1,620,667 Registered (5)        10.88%

(1) All ownership is beneficial and of record, unless indicated otherwise and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) There were no transactions, or series of transactions, during fiscal 1999 or 2000, nor are there any currently proposed transactions, or series of transactions, to which we are a party, in which the amount exceeds $60,000, and in which to our knowledge any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, has or will have any direct or indirect material interest. Management is informed that Aliso Circle Irrevocable Inter Vivos Trust has broadened its portfolio by selling its Senior Care Common stock to entities, none of whom own more than 5% of the Common stock in the Company, as of this reporting date.

(4) Mervyn A. Phelan, Jr., Trustee of the Aliso Circle Irrevocable Inter Vivos Trust is the son of Mervyn A. Phelan, Sr., Chief Executive Officer of Senior Care and Chairman of the Board of Directors. The beneficiaries of the Trust are Sharon Phelan, wife of Mervyn A. Phelan, Sr., the children and grand-children of Mervyn A. Phelan, Sr.

(5) Shares noted as being registered were registered by the filing of an S-8 Registration Statement and issuance of a prospectus for shares issued to officers, directors and consultants. Shares noted as being restricted were issued pursuant to Section 4(2) of the Securities Act of 1934, as amended and may only be sold under certain rules as generally described in Rule 144 which is described in detail elsewhere in this prospectus.

Issuances of Preferred Stock which is Convertible into
Common Stock within the last three years
------------------------------------------------------

Senior Care has issued the following Preferred stock which is convertible into Common stock under certain circumstances and at certain specified times as follows:

SERIES A
--------
As of April 2, 1999 the Company had 34,500 of its Series A preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The Series A preferred shares have no preferences for the payment of dividends or liquidation preferences. Those shares were converted to 172,500 shares of common stock on April 5, 2000. There are presently no Class A Preferred shares outstanding.

SERIES B
--------
On April 30, 1999 as part of the East-West purchase the Company issued 400,000 shares of its Series B preferred stock, par value $0.001, convertible at 5 shares of common stock for each share of preferred stock converted. The Series B preferred shares have no preferences for the payment of dividends or liquidation preferences. The option to convert the stock to common shares was exercised on April 30, 2000. As of December 31, 2000, there were no Series B Preferred shares outstanding.

SERIES C
--------
The Company set up Series C preferred stock for the purpose of issuing stock in exchange for land in Tennessee. That transaction was canceled and the stock issued was voided. There is presently no Series C preferred stock outstanding.

SERIES D
--------
On October 3, 2000, the Company issued 2,000,000 shares of Series D preferred stock to Rent USA, Inc. in exchange for 5,000,000 shares of common stock in Rent USA, Inc. which was issued to Senior Care. The transaction had a stated value in the contract of $2,250,000. 5,000,000 shares of Rent USA represented 43.5% of the shares outstanding in that company as of the date of the transaction.

SERIES E
--------
Series E Preferred has never been used and there are no shares outstanding in this series.

SERIES F
--------
Series F Preferred will be issued pursuant to the Tender Offer which Senior Care has made to its shareholders under the terms of which shareholders of Senior Care are being offered 1 share of Series F Preferred for each share of Common stock which the shareholder owns in Senior Care. The Series F Preferred shares convert into Common shares at the rate of 60 Common shares for every 1 Preferred share, 20% of the number of shares owned becoming convertible at the end of each 12th month anniversary date of the issue. These shares will be registered and issued pursuant to the Tender Offer and Prospectus. There are presently no Series F Preferred shares outstanding. It is anticipated that there could be up to 300,000 shares of Series F Preferred stock issued under the terms of the Tender Offer which expires on August 10, 2001 unless extended. Once converted, a maximum of approximately 18,000,000 Common shares would be issued over the 5 year period with a maximum of approximately 3,600,000 Common shares being issued each year.

SERIES G
--------
On April 28, 2001, Senior Care issued 1,050,000 shares of Series G Preferred stock to Tri-National Development Corporation in exchange for certain assets of Tri-National. These Series G Preferred shares are convertible into Common stock over a period of 5 years, 20% of the number of shares held on the 24th month anniversary date of the issue and 20% thereafter on each 12th month anniversary date until all of the shares are converted. Each Series
G Preferred share converts into 20 Common shares. Once converted, a total of 21,000,000 Common shares will be issued with a maximum of 4,200,000 being convertible on April 28, 2003 and 4,200,000 being convertible on each 12th month anniversary date thereafter.

ITEM 9 - PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

SOLICITATIONS & RECOMMENDATIONS:

No person has been employed by the Company to make solicitations or recommendations regarding this Tender Offer. You should make your decision concerning this matter from the Offer itself and by reading the Prospectus and no other person will contact you regarding it.

PAYMENT OF EXPENSES:

The Company will pay all expenses in connection with this Tender Offer. You may be required to pay your broker a nominal fee to transfer your stock to First American Stock Transfer, the depository who will be accepting your tendered shares. We do not believe that you would have to pay any commission to your broker on this transaction.

Also, you should know that you will be required to pay the following fees when you exercise your conversion rights on your Series G Preferred on the anniversary date:

Handling fee to First American to receive each Series G Certificate and issue new certificate less number of shares converted $15

Handling fee to issue each common stock
certificate                                          $10

Legal fees incurred in connection with the preparation of this Tender Offer and the attached Opinion of Counsel are being paid to Lawrence R. Young & Associates, P.C. Additionally, the Company has paid Ludlow & Harrison, CPA's for the financial statements which are attached hereto.

The estimated costs to the Company directly attributable to this Tender Offer are as follows:

Legal Fees                 $   5,000
Accounting Fees               10,000
Mailing & Postage              3,000
Stock Transfer Fees              500 (estimate)
                           ---------
Total Costs:               $  18,500

LEGAL MATTERS:

The validity of Series G Preferred offered hereby will be passed upon for the Company by Lawrence R. Young & Associates, P.C., Lawrence R. Young, Esq. whose address is 9530 E. Imperial Highway, Suite K, Downey, CA 90242-3041.

ACCOUNTANTS & AUDITORS:

The balance sheets as of December 31, 1999 and December 31, 2000 and the statements of operations, shareholders' equity and cash flows for the periods then ended were prepared by Ludlow & Harrison, A CPA Corporation, independent accountants, given on the authority of that firm as experts in accounting and auditing.

STOCK TRANSFER AGENT:

The Stock Transfer Agent who will handle this transaction and any questions regarding the surrender of Common shares and execution of the Subscription Agreement should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

ITEM 10 - FINANCIAL STATEMENTS

                          Senior Care Industries, Inc.

                              FINANCIAL STATEMENTS
                       December 31, 1999 and December 31, 2000

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITOR'S REPORT                                                 37

BALANCE SHEET - ASSETS                                                       38

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY                         39

STATEMENT OF OPERATIONS                                                      40

STATEMENT OF STOCKHOLDERS' EQUITY                                            41

STATEMENT OF CASH FLOWS                                                      42

NOTES TO THE  FINANCIAL STATEMENTS                                           43

Ludlow & Harrison
A CPA Corporation
3545 Camino Del Rio South, Suite D
San Diego, CA 92108

AMENDED INDEPENDENT AUDITOR'S REPORT

Board of Directors                                               June 26, 2000
Senior Care Industries, Inc. (the Company)
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

We have audited the Balance Sheet of Senior Care Industries, Inc., as of December 31, 1999 and December 31, 2000 and the related Statements of Operations, Stockholders' Equity and Cash Flows for those years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Senior Care Industries, Inc., as of December 31, 1999 and December 31, 2000, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Ludlow & Harrison
---------------------
Ludlow & Harrison
A CPA Corporation

                           SENIOR CARE INDUSTRIES, INC.

                                  BALANCE SHEET

                                     ASSETS

                                        December 31, 1999      December 31, 2000
                                        -----------------      -----------------

CURRENT ASSETS:

Cash                                         $    38,117          $      43,485
Notes Receivable                                                         57,903
Accounts Receivable                                                     714,526
Inventory                                                               553,250
Deposits
 Equipment Deposits                                                       1,275
 Real Estate Deposits                                                   141,700
Prepaid Federal Income Tax                                                1,400
Prepaid State Income Tax                                                 15,720
Other Current Assets                                                     16,164
Prepaid expenses                                   2,550                  8,968
                                          ---------------         --------------

Total current assets                              40,667              1,554,391
                                                                  --------------

FIXED ASSETS:

Machinery & Equipment                                                   134,835
Office Equipment                                                         17,681
Leasehold Improvements                                                   28,933
Capitalized Equipment Leases                                             50,673
Less: Accumulated Depreciation                                          (51,084)
                                                                  --------------
Total Machinery, Equipment & Leasehold Improvements                     181,038

Real Estate
 Construction in Progess-Capitalized Interest                           839,951
 Construction in Progress                     13,744,857             14,889,307
 Rental Property                               1,800,000              1,800,000
 Capitalized Expenses on Real Estate Projects                         2,251,198
Less: Accumulated Depreciation                   (22,222)               (44,284)
                                          ---------------         --------------
Total Real Estate                             15,522,635             19,736,172
                                          ---------------         --------------
Total Fixed Assets                            15,522,635             19,917,210

OTHER ASSETS:

Goodwill Noble Furniture                                              1,732,240
Investment in Rent USA, Inc.                                          2,250,000
Investment in LLC                              3,234,000              3,234,000
Less: Accumulated Amortization                                          (76,088)
                                          ---------------         --------------
Total Other Assets                             3,234,000              7,139,252
                                          ---------------         --------------
TOTAL ASSETS                              $   18,797,302          $  28,610,854
                                          ===============         ==============

See accompanying notes and auditor's report.


                          SENIOR CARE INDUSTRIES, INC.

                                  BALANCE SHEET

                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                                 December 31, 1999       December 31, 2000
                                                 -----------------       -----------------
CURRENT LIABILITIES:

Accounts Payable                                                             $    462,585
Accrued Payroll Payable                                                            11,178
Garnishment Payable                                                                   552
Payroll Taxes Payable                                                               7,597
Accrued State Income Taxes Payable                                                  4,090
State Sales Tax Payable                                                               512
Notes Payable, Current Portion                                                     23,074
Reserve Accounts                                                                    4,995
Current Portion Real Estate Loans                          200,110
                                                     --------------          -------------
Total Current Liabilities                                  200,110                514,584

LONG TERM LIABILITIES

Notes Payable, Non Current Portion                         700,000              2,561,021
Real Estate Loans Payable                                8,935,613             13,024,623
                                                     --------------          -------------
Total Long Term Liabilities                              9,635,613             16,100,228
                                                     --------------          -------------

TOTAL LIABILITIES                                       10,600,946             16,100,228
                                                     --------------          -------------

STOCKHOLDERS' EQUITY:

Series A convertible preferred stock, $.001 par value
34,500 shares issued and outstanding                            34
Series B convertible preferred stock, $.001 par value
400,000 shares issued and outstanding                          400
Series D convertible preferred stock, $.001 par value
2,000,000 shares authorized and outstanding                                        2,000
Common stock, $0.001 par value, 50,000,000 shares
authorized, 6,662,154 shares issued and outstanding          6,662
13,399,001 shares issued and outstanding                                          13,399
Additional paid in capital                              10,262,533            14,639,861
Accumulated deficit                                     (2,073,273)           (2,144,634)
                                                     --------------          -------------

Total stockholders' equity                               8,196,356            12,510,634
                                                     --------------          -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $  18,797,302          $ 28,610,854
                                                     ==============          =============

See accompanying notes and auditor's report.


                               SENIOR CARE INDUSTRIES, INC.

                                 STATEMENTS OF OPERATIONS

                                      For Years Ended

                                                              December 31, 1999 December 31, 2000
                                                              ----------------- -----------------
REVENUES:

Property rental                                                 $   100,428       $   687,321
Sales                                                                               5,416,210
Other Income                                                                            1,750
Sales Returns & Discounts                                                            (135,605)
Interest Income                                                                         4,943
                                                                ------------      ------------
Total Income and Net Sales                                          100,428         5,974,619

Less: Cost of Goods Sold
 Beginning Inventory                                                                  746,157
 Materials, wood                                                                    1,604,900
 Materials, other                                                                     711,174
 Labor                                                                              1,005,100
 Insurance, Workmen=s Compensation                                                    109,557
 Payroll Taxes                                                                         97,480
 Freight                                                                               39,587
 Depreciation                                                                          51,084
 Insurance, General Liability                                                          14,492
 Repairs and Maintenance                                                               43,401
 Small Tools                                                                           16,073
 Shop Supplies                                                                        116,065
 Rent                                                                                 229,370
Less: Ending Inventory                                                               (553,250)
                                                                ------------      ------------

Total Cost of Goods                                                                 4,231,730

COSTS AND EXPENSES:

Selling, general and administrative                                 314,080         1,811,027
State Income Tax                                                                        3,223
                                                                ------------      ------------
         Total costs and expenses                                   314,080         1,814,250
                                                                ------------      ------------

Net Loss before loss on discontinued operation                     (213,652)          (71,361)

Loss on discontinued operation, net of tax of $0                    (20,816)                0
                                                                ------------      ------------

Net Loss                                                        $  (234,468)      $   (71,361)
                                                                ============      ============

Weighted average number of common shares outstanding:
                  Basic and diluted                               4,784,546        13,399,001
                                                                ============      ============
   Net Profit or loss attributable to common shareholders per share:
                  Basic and diluted                             $     (0.05)      $    (0.005)
                                                                ============      ============

See accompanying notes and auditor's report.



                          SENIOR CARE INDUSTRIES, INC.

                             STATEMENT OF CASH FLOWS

                               For the Year Ended

                                                           December 31, 1999  December 31, 2000
                                                           -----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss                                                    $   (234,468)      $    (71,361)

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation expense                                              22,222             73,147
Amortization expense                                                                 76,988
Loss on discontinued operation                                    20,816

Changes in operating assets and liabilities:
Inventory                                                                          (553,250)
Accounts Receivable                                                                (772,420)
Prepaid expenses                                                  (2,550)          (182,677)
Accrued interest expense                                          65,333
Accounts Payable                                                                    314,583
                                                            -------------      -------------
         Net cash used in operating  activities                 (128,647)        (1,114,999)
                                                            -------------      -------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Costs of real estate construction                             (3,884,857)        (4,235,600)
Acquisition of Noble fixed assets                                                  (232,199)
Acquisition of Noble goodwill                                                    (1,732,240)
Investment in Rent USA                                                           (2,250,000)
                                                            -------------      -------------

         Net cash in investing activities                     (3,884,857)        (8,449,962)

CASH FLOWS FROM FINANCING ACTIVITIES

Common stock and paid in capital transactions                      5,000          4,385,631
Proceeds from construction/real estate and other loans         4,045,789          5,184,658
                                                            -------------      -------------

         Net cash provided by financing activities             4,050,789          9,570,329
                                                            -------------      -------------
Net increase  in cash                                             37,285              5,368

Cash at beginning of period                                          832             38,117
                                                            -------------      -------------
Balance at end of period                                    $     38,117       $     43,485
                                                            =============      =============
Supplemental disclosure of cash flow information
  Cash paid during the year for:
                  Interest expense,
                  Net of amounts capitalized                $     81,433       $    758,518
                                                            =============      =============

Supplemental disclosure of non-cash
investing and financing activities:
The Company acquired the following assets
and assumed liabilities for
common and preferred shares during the year for:
                  Real estate                            $11,660,000
                  Investment in LCC                        3,234,000
                  Investment in Stock                                         3,982,240
                  Real estate loans                       (5,789,824)
                  Note payable                              (700,000)
                                                        ------------        ------------
                                                         $ 8,404,176        $ 3,982,240
                                                        ============        ============

See accompanying notes and auditor's report.


                                              SENIOR CARE INDUSTRIES, INC.

                                      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                     For the Years Ended December 31, 1999 and 2000

                              Series A          Series B         Series D                       Additional                 Total
                          Preferred Stock  Preferred Stock   Preferred Stock   Common    Stock    paid-in  Accumulated Stockholder's
                          Shares   Amount  Shares    Amount  Shares    Amount  Shares    Amount   capital    Deficit      Equity
                          ----------------------------------------------------------------------------------------------------------
Balances as of
December 31, 1998
and 1997                    34,500      34        -   $    -     -       -       182,032     182  1,860,237  (1,838,805)     21,648

Common stock
issued for cash                  -       -        -        -     -       -     5,000,000   5,000          -           -       5,000

Stock issued for net
assets  purchased from
East-West Community
Developer, Inc.                  -       -  400,000      400     -       -     1,480,122   1,480   8,402,296          -   8,404,176
(as restated - see Note 2)

Net loss December 31, 1999       -       -        -        -     -       -             -     -             -   (234,468)   (234,468)
(as restated - see Note 2)

Balances as of
December 31, 1999           34,500      34  400,000      400     -       -     6,662,154  $6,662  10,262,533 (2,073,273)  8,196,356
                           ---------------------------------------------------------------------------------------------------------
Conversion of
Series A Preferred         (34,500)    (34)                                      172,500     172                                172

Conversion of
Series B Preferred                         (400,000)    (400)                  2,000,000   2,000                              2,000

Stock Issued for
Purchase of Assets                                           2,000,000  2,000    750,000     750   5,434,750              5,436,750

Stock Dividend
11 shares for 10                                                               1,132,411   1,133  (1,131,278)            (1,131,273)

Stock Issued to
Consultants, Officers
& Directors                                                                    2,540,772   2,541    (500,192)              (500,192)

Regulation S Stock
issued to Europeans                                                              141,164     141      72,284                 72,234

Net Loss December 31, 2000                                                                                      (71,361)    (71,361)
Balances as of
December 31, 2000            -       -        -        -    2,000,000  2,000  13,399,001  13,399  14,066,736 (2,144,634) 12,510,626
                           =========================================================================================================


See accompanying notes and auditor's report.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 26, 1968 under the laws of the State of Idaho as Golden Chest, Inc. ("the Company"). During all of 1998 and through April 1999, the Company was inactive.

On April 2, 1999, the Company transferred its existing assets which consisted of patented mining claims to Paymaster Resources Incorporated. There were no liabilities. Paymaster Resources Incorporated was a company that was controlled by the directors of Golden Chest, Inc. who thereafter resigned and new directors were appointed. The purpose of this transfer was to leave Golden Chest with no assets and no liabilities. The book value of these assets was $20,816, which is recorded as a loss from discontinued operations in the accompanying statement of operations for 1999.

On April 2, 1999, the Company Board of Directors authorized a 1 for 100 reverse stock split of the Company's $0.10 par value common stock. On April 3, 1999, the Company's Board of Directors approved increasing the authorized common stock to 25,000,000 shares at $0.001 par value and increasing the authorized preferred stock to 5,000,000 shares at $0.001. For purposes of comparison, all financial statements reflect the retroactive effects of the reverse split and the changes in par value and authorized common and preferred stock.

On April 30, 1999, the Company completed an asset purchase agreement where it purchased the assets and assumed the liabilities of East-West Developer, Inc. ("East-West") for a note payable of $700,000, 1,480,122 shares of common stock, and 400,000 shares of Series B preferred stock. The Series B preferred stock was converted on April 5, 2000 to common stock in the Company. The total value of the acquisition of $8,404,176 was based on the book value of net assets of East-West which Senior Care received, which consist of real estate assets that had been recently appraised and related real estate loans. Management felt that the recent appraisals where sufficient determinants of value as of the acquisition date.

On August 26, 1999, the Company changed its name to Senior Care Industries, Inc. and the corporate situs to Nevada.

The Company previously reported its financial statements under SFAS 7 as a developmental stage company. During fiscal 1999, the Company was no longer considered in the development stage as it has generated income from its intended sources since that year.

The Company had a net loss of ($71,361) for the year ended December 31, 2000 which increased its accumulated deficit to ($2,144,634) as of that date. Management believes its rental operations, acquisitions and anticipated sales of condominium units beginning in the first quarter of 2001 will be sufficient to fund its operations and meet its working capital requirements through the end of 2001 and beyond. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds where needed, or that such funds, if available, can be obtained on terms satisfactory to the Company.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies for investments in other entities:

Senior Care has investments in the Delran Associates, LLC, Noble Furniture and Rent USA.

The Delran investment was part of the East-West Developer asset acquisition and was based on the book value of net assets which Senior Care received, which consist of real estate assets that were recently appraised. Senior Care received a 45% membership interest in that limited liability company.

The purchase of Noble Furniture was valued based upon an appraisal of the assets of that company and the number of shares of Senior Care Common stock given was based upon the market price of those shares as of the date the transaction was completed. The difference between the value of the assets and the value of the stock paid was considered good will and is being amortized over a period of 15 years. In that transaction, Senior Care obtained all of the outstanding shares of Noble Furniture and it is now a wholly owned subsidiary.

Senior Care purchased common stock in Rent USA in exchange for Series D Preferred stock in Senior Care. The value of the transaction was based upon the book value of Rent USA as of September 30, 2000, which was the most recent financial statements available prior to the effective date of the transaction. Senior Care obtained approximately 43.5% of Rent USA which, according to those financial statements had a net asset value of $2,250,000 as of October 3, 2000.

On a quarterly basis, Senior Care management assesses whether there is likely to be any impairment of its value in its investments in Rent USA or Delran. Whether there is any impairment is determined after reviewing the financial statements of those entities and making a determination as to whether in the view of management, the investment is impaired for any reason. If the investment is considered impaired, then management should inform its principal accountant accordingly and adjustments to the value of the asset will be made on the financial statements.

General accounting polices and procedures are as follows:
---------------------------------------------------------

a. Senior Care records revenues from real estate sales when the escrow on the real estate transaction closes, that is when title has passed to the buyer and Senior Care receives the money it is owed on the transaction. No real estate sales had occurred as of the end of the period reported here. No policy has yet been developed on the value of property held for resale and whether the value of that property may be impaired as a result of not being able to sell it.
     Once the Company has some experience in the resale of property held for resale, then such a policy will be developed.

     As to rental income, rent is treated as received when it is actually received.

     The only sales which Senior Care had during the reporting period were from furniture sales at Noble Furniture. Sales are recorded when the furniture is delivered to the customer.

b. The Company has not yet adopted any policy regarding payment of dividends. No cash dividends have been paid since inception.

c. The cost of buildings and improvements are depreciated over the estimated useful life when they are placed in service. The Company utilizes the straight-line method of depreciation calculated over thirty years.

d. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES, CONTINUED

e. The Company is required to estimate the fair value of all financial instruments included on its balance sheet at December 31, 2000. The Company considers the carrying value of such amounts in the financial statements (cash, real estate loans and note payable) to approximate their fair value due to the relatively short period of time between origination of the instruments and their expected realization and interest rates, which approximate current market rates.

f. The Company has net operating loss carry forwards as of December 31, 2000 that results in a deferred tax asset of approximately ($2,144,634). The Company has recorded a valuation allowance of against this asset in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for income taxes." The Company will review its need for a provision for income taxes after each operating quarter and each period for which a statement of operations is presented. The Company's marginal tax rate is 0% as a result of the valuation allowance.

g. Basic net income per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Incremental common shares issuable upon the exercise of convertible preferred stock and options, are included in the computation of diluted net income per common share to the extent such shares are dilutive.

h. The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. At December 31, 2000, management determined that there has been no impairment of the Company's long-lived assets. There can be no assurance, however, that market conditions will not change or demands for the Company's services will continue which could result in future long-lived asset impairments.

i.   Inventories are stated at cost determined using the first-in, first-out
     (FIFO) method, but not in excess of market. Inventories consist of raw materials, work-in process and finished goods. Costs include materials and direct labor. Inventories as stated on these financial statements are net after a deduction for doubtful accounts. Doubtful accounts from experience are a minor amount and for that reason, have not been stated separately.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 3 - REAL ESTATE

Real estate is made up of the following at

                                  December 31, 1999           December 31, 2000
                                  -----------------           -----------------

Rental property                        $ 1,800,000                  $ 1,800,000
Capitalized Construction Interest                                       839,951
Capitalized Expenses                                                  2,251,199
Construction in progress                13,744,857                   14,889,306
Less: Accumulated Depreciation                                          (44,285)
                                      ------------                 ------------
                                       $15,522,635                  $19,736,172
                                      ============                 ============

Senior Care did not begin capitalizing construction expenses and interest pursuant to Statement of Financial Accounting Standards No. 34 until January 1, 2000.

Senior Care capitalized the following on construction projects during 2000:

Detail of Capitalized Expenses:

San Jacinto 223 Home Project                                        $   113,068
Pahrump 3,500 Home Project                                              120,390
Flamingo 55 Town Home Project                                            56,410
Signature Properties, New Mexico                                         37,362
Bellflower Christian Center                                              16,010
Evergreen Manor II                                                      213,077
Pecos Russell Business Center                                         1,567,134
Friendly Bear Plaza                                                      37,683
Broadway-Acacia                                                           7,285
Other Projects under consideration not yet identified                    82,780
                                                                   ------------
Total                                                               $ 2,251,199

Detail of Capitalized Interest:

Evergreen Manor II                                                  $   397,357
Signature Properties                                                     11,297
Friendly Bear Plaza                                                     180,819
Pecos Russell Business Center                                           250,478
                                                                   ------------
Total                                                               $   839,951

The following projects were under construction as of the periods ended:

                                  December 31, 1999           December 31, 2000
                                  -----------------           -----------------
Evergreen Manor II                      6,284,000                   7,428,249
Pecos Russell Business Center           3,500,200                   3,500,200
Friendly Bear                           3,400,657                   3,400,657
Signature Properties                      560,000                     560,000
                                     --------------              --------------
Total:                               $ 13,744,857                $ 14,889,306

                          SENIOR CARE INDUSTRIES, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 4 - MORTGAGE DEBT

The Company had the following mortgage obligations as of December 31, 2000 as summarized below.

Friendly Bear Property
----------------------
A secured term loan with a bank, bearing interest at 8.5%, payable in equal monthly installments of $17,312.
Balloon payment due 2009.                                            $2,139,435

Signature Property
------------------
A construction loan with a mortgage company, bearing
interest at 12.5% payable in interest only monthly installments
of $26,695. Balloon payment due June 1, 2003.                         2,297,025

Pecos Russell
-------------

A construction loan with a mortgage company, bearing interest at 12.5% payable in interest only monthly installments of $11,219.
Balloon payment due January 2000. The loan was refinanced with a bank bearing interest at 9.25% payable in monthly installments of principal of $9,400 plus interest through December
2009. Balloon payment due January 2010.                               2,753,478

Broadway Property
-----------------
A 1st trust deed loan with a bank, bearing interest at 8.375%
payable in monthly installments
of principal and interest of $7,116 through March 2027.                 692,079

A 2nd trust deed loan with a bank, bearing interest
at 14% payable in monthly installments of principal
and interest of $2,200 through January 2001. Balloon
payment due February 2002.                                              311,789

Evergreen Manor Property
------------------------
A construction loan with a bank, bearing interest
at prime plus 1.25% payable in interest only monthly
installments of $17,538. Balloon Payment due
February, 2002.                                                       4,830,817
                                                                    ------------
Total                                                               $13,024,623
                                                                    ============
Maturities of mortgage notes payable are as follows:

         2002                                                     5,142,606
         2003                                                     2,467,925
         2004 and thereafter                                      7,610,531
                                                                ------------

                                                                $13,024,623
                                                                ============

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                      December 31 1999 and December 31, 2000

NOTE 5 - OTHER SECURED DEBT

The Company as part of the asset purchase agreement with East- West Community Developer, agreed to issue to a non-related third party a $700,000 note with principal and accrued interest due on March 29, 2002.

Noble Furniture has a credit line with Celtic Capital which is secured by inventory and accounts receivable under the terms of which Noble can borrow 50% of current inventory and 80% of eligible accounts receivable. Eligible accounts receivable are receivables which are due within a period of 60 days. Celtic also allows a portion of Noble's equipment also to act as collateral. The weighted average interest rate on borrowings under the Celtic credit line was 12% during the year 2000.

Senior Care also has a credit line with American Auditors, LLC but that credit line is not secured by any assets of Senior Care.

The balances due on these credit lines as of the end of the years were as follows:

                                   December 31, 1999           December 31, 2000
                                   -----------------           -----------------

Celtic Capital
        Accounts Receivable                                        $  408,028
        Inventory                                                      83,000
        Equipment                                                      93,700
                                                                   ----------
        Total Celtic Capital:                                         584,728
American Auditors                                                   1,276,293
East-West Community Developer        $    700,000                     700,000
                                     ------------                  ----------
Total Other Loans:                   $    700,000                  $2,561,021
                                     ============                  ==========

NOTE 6 - COMMON STOCK

On May 1, 2000 the Company purchased Noble Furniture for 750,000 shares of Company common stock valued at $3,187,500. The combination has been accounted for by the purchase method. Accordingly, the Company recorded assets acquired at their fair values. The Company accounted for the acquisition under the purchase method of accounting and recorded a total of $1,732,240 in goodwill, which is being amortized over 15 years. The difference between the actual purchase price and the amount of goodwill is the appraised value of the equipment and other tangible assets which Noble owned at the time the company was purchased. No intangibles were included in that determination.

The Articles of Incorporation authorize 50,000,000 shares of common stock. As of December 31, 2000, the Company had a total of 13,399,001 shares outstanding. It should be noted here that on March 15, 2001, a 30 to 1 reverse split reduced the number of outstanding shares from that amount to 446,634.

NOTE 7 - PREFERRED STOCK

SERIES A
--------
As of April 2, 1999 the Company had 34,500 of its Series A preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The Series A preferred shares have no preferences for the payment of dividends or liquidation preferences. Those shares were converted to 172,500 shares of common stock on April 5, 2000. There are presently no Class A Preferred shares outstanding.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 7 - PREFERRED STOCK, CONTINUED

SERIES B
--------
On April 30, 1999 as part of the East-West purchase the Company issued 400,000 shares of its Series B preferred stock, par value $0.001, convertible at 5 shares of common stock for each share of preferred stock converted. The Series B preferred shares have no preferences for the payment of dividends or liquidation preferences. The option to convert the stock to common shares was exercised on April 30, 2000. As of December 31, 2000, there were no Series B Preferred shares outstanding.

SERIES C
--------
The Company set up Series C preferred stock for the purpose of issuing stock in exchange for land in Tennessee. That transaction was canceled and the stock issued was voided. There is presently no Series C preferred stock outstanding.

SERIES D
--------
On October 3, 2000, the Company issued 2,000,000 shares of Series D preferred stock to Rent USA, Inc. in exchange for 5,000,000 shares of common stock in Rent USA, Inc. which was issued to Senior Care. The transaction had a stated value in the contract of $2,250,000. 5,000,000 shares of Rent USA represented 43.5% of the shares outstanding in that company as of the date of the transaction. The value was derived by dividing the book value per share of Rent USA into the number of common shares received by Senior Care as of the most recent available financial statements for that company which were as of September 30, 2000, only three days prior to the effective date of the transaction on October 3, 2000. A copy of the financial statements of Rent USA for the period ended September 30, 2000 is attached for your information as Exhibit 99.

NOTE 8 - COMMITMENTS

The Company has an equipment lease requiring payments of $320 per month which will expire in July, 2002.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 9 - STOCK BENEFIT PLAN

The Board of Directors authorized the 2000 Stock Option Plan under the terms of which, options, if exercised, would result in the issuance of 584,792 shares of common stock were given to certain officers and directors of the Company. The option price to exercise these options was a fixed option price of $.10 per share. All of the options were exercised on or before October 1, 2000.
No options were forfeit or expired during the year. The Company accounts for stock-based employee compensation arrangements under the intrinsic method pursuant to APB 25. The following table sets forth the difference between the compensation cost had the Company awarded stock on October 1, 2000 rather than providing the 2000 Stock Option Plan under the terms of which employees paid the Company $.10 per share:

584,792 shares at $.10 per share: Option Price Paid:     $    58,472
Compensation Cost if stock were issued to officers
on October 1, 2000 at fair market value
of $2.00 per share [Average 30 day Bid Price]:           $(1,169,584)

NOTE 10 - EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share for the period January 1, 2000 to December 31, 2000.

         Numerator:
                  Numerator for basic net profit per share           $  (71,361)
                                                                      ==========
         Denominator:
                  Denominator for basic loss per share - weighted
                    average shares outstanding                        13,339,001
                                                                      ==========

NOTE 11 - LITIGATION

The Company has been named in litigation in the ordinary course of its business. Management believes the resolution of the matter will have an immaterial effect on the Company's financial position and results of operations.

NOTE 12  - STOCK OPTION

On April 5, 1999, in connection with the acquisition of East-West, the Company's Board of Directors authorized the Company to grant a consultant the right to subscribe for and purchase up to 5,000,000 shares of the Company's common stock, $0.001 par value at an exercise price of $0.00083333 per share expiring on April 5, 2001. On April 5, 2000, the holder of the option returned the option to the Company marked void and it was canceled on the books of the Company.

Had this option been exercised, it would have resulted in the issuance of only 166,667 shares of Common stock due to the 30 to 1 reverse split which took effect on March 15, 2001.

NOTE 13 - SUBSEQUENT EVENTS

Reverse Split of Common Shares
------------------------------

On March 12, 2001, the Shareholders authorized and the Board of Directors voted that all holders of common stock would receive 1 share of common stock for each 30 shares owned as of March 15, 2001. This resulted in reducing the number of common shares outstanding as of that date from 13,399,001 to 466,634.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 13 - SUBSEQUENT EVENTS, CONTINUED

Purchase of Assets of Tri-National Development Corporation
----------------------------------------------------------

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets. The purchase of the assets became effective on April 30, 2001:

1.     THE HILLS OF BAJAMAR

Under the contract with Senior Care, 650 acres will be conveyed plus 100% of Tri-National's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000, or in the area of $23,333 per acre. Senior Care paid 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Senior Care may repurchase a total of $11,262,481 in Series F Convertible Preferred by the issuance of Series I Preferred stock which will then be issued to Tri-National's Corporate Note holders.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

3.  PLAZA ROSARITO

Senior Care purchased this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

                          SENIOR CARE INDUSTRIES, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                     December 31 1999 and December 31, 2000

NOTE 13 - SUBSEQUENT EVENTS, CONTINUED

4.  PORTAL DEL MAR CONDOMINIUMS

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


NOTE 14 - SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

Senior Care has developed the following segment information, the first being from rental income which the Company receives from the rental of its income real property, Broadway-Acacia, Pecos Russell Business Center and Friendly Bear. The second is income received from the Noble Furniture manufacturing operation. Eventually, once income begins being derived from the sale of property which the Company holds for resale such as Evergreen Manor II, the Company will report that income as a segment as well.

Income from the rental property segment and expenses incurred in connection with that segment for the 12 month period ended is as follows [there was no separate reporting of segments during the year 1999 due to the fact that the Company was beginning its operations and had not yet identified segments]:

                                     1999                2000
                                 -------------        ------------

Rental Income                     $ 100,428           $  687,321
Less: General & Administrative
       Expenses                    (314,080)            (790,175)
                                  ---------            ---------
Loss Attributable to
 Rental Operations:               $(213,652)          $ (102,854)

Income and expenses incurred in connection with the Company's Noble Furniture operations are as follows:

Sales                                                 $5,282,355
Less: Cost of Good Sold                               (4,231,730)
                                                      ----------
Gross Profit on Sales                                  1,050,624
Less: Selling, General &
         Administrative Expenses                      (1,020,852)
                                                      ----------
Net Profit Before Taxes                                   29,772
Less: State Income Tax                                     3,223
                                                      ----------
Net Profit from Furniture Operations:                 $   26,549

NOTE 15, RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the calculation required to establish the ratio of earnings to fixed charges for the periods ended:

                                   December 31, 1999           December 31, 2000
                                   -----------------           -----------------

Fixed Charges
 Interest Expensed & Capitalized
    Interest on Real Estate                                      $    839,951
    Interest on Credit Lines         $    115,000                     190,284
 Capitalized Expenses                                               2,251,198
                                     ------------                ------------
Total Fixed Charges:                 $    115,000                $  3,281,433

Earnings
 Pretax Income                       $   (234,468)               $    (71,361)
 Fixed Charges                            115,000                   3,281,433
 Amortization of Capitalized Interest                                 (44,284)
Less:
 Capitalized Interest                                                (839,951)
                                      -----------                ------------
                                      $   119,468                $  2,324,837

Resultant Ratio of Earnings to
 Fixed Charges                            1.04:1                    1:.71

ITEM 11 - ADDITIONAL INFORMATION

There are no agreements or proposed arrangements or understandings between Senior Care and its officers and directors or persons controlling more than 10% of the outstanding common stock in the Company which would materially affect this Tender Offer other than the understanding that none of the officers, directors or persons holding 10% or more of the outstanding common stock in Senior Care intends to participate in this Tender Offer.

For you to receive your Series G Preferred shares under the terms of this Tender Offer, it will be necessary for Senior Care to file an S-4 Registration Statement which must become effective and must be sent to you before you make an investment decision as to whether you should accept this Tender Offer.

There are no pending legal proceedings relating to the Tender Offer or to the reverse split of Common stock which occurred on March 15, 2001 and the Company is unaware of any threat of litigation as a result of the reverse.

Management also believes that the tender offer to shareholders of Tri-National Development Corporation which was filed by Senior Care on May 22, 2001 and which is discussed in detail in Item 6, Purposes of the Transaction and Plans or Proposals, in this Tender Offer should be considered by any shareholder of Senior Care before making a decision to accept this Tender Offer.

ITEM 12 - EXHIBITS

Exhibit 5 -  Opinion re: Legality by Lawrence R. Young & Associates, P.C.

Exhibit 10 - Letter of Transmittal

Exhibit 13 - Quarterly Report for the three months periods ended March 31,
             2000 and March 31, 2001

Exhibit 23 - Consent of Ludlow & Harrison, CPA's

Exhibit 99 - Financial Statements of Rent USA for period ended September
             30, 2000

ITEM 13 - INFORMATION REQUIRED BY SCHEDULE 13E-3

Regulation 240.13e-3(a)(3)(ii)(A) provides that where a tender offer could cause the issuer's common stock to be held by less than 300 persons, then it is necessary to provide the information required by Schedule 13e-3. Schedule 13e-3 is used where a company proposes a going-private transaction where its stock will no longer be traded on a stock exchange.

Senior Care does not intend this Tender Offer to be a going-private transaction. However, because there is a potential that should all or a substantial number of shareholder accept the tender, the number of shareholders in Senior Care's Common stock could fall below 300 persons, we are required to furnish this information.

Fairness of the Transaction:
---------------------------

Management of Senior Care believes that this transaction is fair to the shareholders to whom it is addressed. The Board of Directors approved the making of this Tender Offer. There were no directors of the Company who dissented or abstained from voting to support the making of this Tender Offer.

There is no need for shareholders to approve this transaction and there is no minimum number of shareholders who must tender in order for your shares to be accepted for the issuance of Series G Preferred stock.

As discussed elsewhere in this Tender Offer, Management determined that it was in the best interest of the Company to make this Tender Offer as more particularly addressed in Item 6, Purposes of the Transaction & Plans or Proposals beginning on Page 20. Additionally, factors which were considered before making this Tender Offer were such things as the current market price of Senior Care's stock, its historical price prior to the reverse which had been, in Management's opinion, pummeled by short-sellers, as opposed to the book value of the stock which was considerably higher than the price in the market at the time.

Reports, Opinions, Appraisals and Negotiations:
----------------------------------------------

The Company did not solicit nor has it received any report, opinion, or appraisal from an outside party that is materially related to this Tender Offer or any such report relating to whether, under the circumstances, this Tender Offer is fair and equitable.

Recommendation of the Board of Directors:
----------------------------------------

Neither the Board of Directors of Senior Care nor Management makes any recommendation as to whether you should accept this Tender Offer.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Form TO-I/A and has duly caused this amended Tender Offer to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Beach, State of California, on June 26, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director

                                                                            EX-5

              [LETTERHEAD OF LAWRENCE R. YOUNG & ASSOCIATES, P.C.]

                                  June 26, 2001

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

     Re:     Senior Care Industries, Inc.

Ladies and Gentlemen:

     This office represents Senior Care Industries, Inc., a Nevada corporation (the "Registrant") in connection with the amended Tender Offer whereby Senior Care is offering Common shareholders Series G Preferred shares upon the surrender of their Common shares. In connection with our representation, we have examined such documents and undertaken such further inquiry as we consider necessary for rendering the opinion hereinafter set forth.

     Based upon the foregoing, it is our opinion that the Series G Preferred shares, when issued as set forth in the Tender Offer will be legally issued, fully paid and nonassessable, and are convertible into 60 shares of Common stock on a conversion table as stated on the Share Certificate.

     We acknowledge that we are referred to under the heading "Legal Matters" in the Tender Offer, and we hereby consent to such use of our name in such Tender Offer and to the filing of this opinion as Exhibit 5 to the Tender Offer and with such state regulatory agencies in such states as may require such filing in connection with the Offer of the Securities in such states.

                                    Very truly yours,

                                    /s/  Lawrence R. Young
                                    ----------------------
                                    LAWRENCE R. YOUNG & ASSOCIATES, P.C.

                                                                      EXHIBIT 10

To All Shareholders of Senior Care Industries, Inc.:

Enclosed for your consideration is a Tender Offer and Prospectus under the terms of which you may surrender your Common stock in Senior Care Industries, Inc. [Senior Care] and receive 1 share of Series G Preferred stock.

This Offer is not being made by this letter but is being made by the enclosed Tender Offer and Prosptectus.

The Securities and Exchange Commission (SEC) and state securities regulators have not approved these securities or determined if the enclosed prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This Tender Offer and Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Please read the prospectus carefully. It describes Senior Care, its finances and services. Federal and state securities laws require that we include in the Tender Offer and Prospectus all the important information that you will need to make an investment decision.

You should rely only on the information contained in the Tender Offer and Prospectus to make your investment decision. We have not authorized anyone to provide you with information that is different from what is contained in the prospectus.

            THE INFORMATION IN THE ENCLOSED DOCUMENTS IS NOT COMPLETE
         AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE
                REGISTRATION STATEMENT FILED WITH THE SECURITIES
                      AND EXCHANGE COMMISSION IS EFFECTIVE.

If you wish to tender all of your Common shares of Senior Care or any portion of those shares, you must send the share certificates together with this Letter of Transmittal, signed and filled out in all respects, to the Depository that is handling this transaction for Senior Care.

This Letter of Transmittal, fully filled out and signed together with your original stock certificate or certificates duly endorsed with a medallion guarantee from your bank or your broker, should be sent to the following address:

                              First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346

The documents may be sent by Mail or by any overnight express carrier. A return address, postage paid envelope is enclosed for your use in this transaction.

In the event your stock certificates are with a broker dealer, then you should contact your broker to find out how to exercise this Tender since your broker may have alternative ways of exercising the Tender other than as set forth here.

If your Senior Care common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transmitting shares electronically through the Depository Trust Company.

PLEASE BE CERTAIN THAT YOU HAVE INCLUDED:

1.  THIS TRANSMITTAL LETTER FULLY FILLED OUT AND SIGNED

2.  YOUR STOCK CERTIFICATES

3.  THAT YOU HAVE ENDORSED EACH STOCK CERTIFICATE ON THE BACK SIDE AND

4.  HAVE OBTAINED A SIGNATURE GUARANTEE FROM YOUR BANK OR BROKERAGE HOUSE.

5. THIS LETTER AND THE ENCLOSED ENDORSED STOCK CERTIFICATES MUST ARRIVE AT THE DEPOSITORY NO LATER THAN AUGUST 10, 2001.

The Undersigned, being a shareholder in Senior Care Industries, Inc. [Senior Care], desires to tender my shares in Senior Care as set forth hereinbelow. I understand that by this tender, I will receive the following:

1 share of Series G Preferred stock for each Senior Care Common share that I tender. I further understand that Series G Preferred stock will be convertible into Common stock in Senior Care on the following table:

a. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on the 12th month anniversary date of the tender offer;

b. 20% of the number of shares of Series G Preferred may be converted into 60 shares of Common stock on each anniversary date thereafter until all of me Series G Preferred have been converted.

Name:                                    Number of Shares Tendered:
     -------------------------------                               -------------

Address:                                 Social Security No.
        ----------------------------     (Or Taxpayer ID Number)   -------------

City:                State:      Zip:
      ---------------      ------    ------------

Signed:
       --------------------------------------------
       Exact Name as Set Forth on Share Certificate

Please sign Tender exactly as your name appears on the share certificate. When signing as attorney, executor, administrator, trustee, or guardian, give full title as such. If signer is a corporation, sign full corporate name by duly authorized officer. If shares are held in the name of two or more persons, all should sign.

This Tender should be mailed so that it will be received no later than the close of business on August 10, 2001. It should be mailed as follows:

                              First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346

                                                                      EXHIBIT 13

                           SENIOR CARE INDUSTRIES, INC.
                              FINANCIAL STATEMENTS
                                   (Unaudited)
               FOR THE PERIOD ENDED MARCH 31, 2000 AND MARCH 31, 2001

                                    CONTENTS

Consolidated Balance Sheets                                           F - 2

Consolidated Statements of Income                                     F - 4

Consolidated Statement of Stockholders' Equity                        F - 5

Consolidated Statements of Cash Flows                                 F - 6

Notes to the Financial Statements                                     F - 7

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                                     ASSETS

                                                 MARCH 31, 2000   MARCH 31, 2001
                                                 -------------    -------------
Current assets:
    Cash                                          $    93,338     $     37,655
    Deposits                                           65,859          141,700
    Accounts receivable                               554,603          691,618
    Notes Receivable                                                    59,757
    Inventory                                         744,957          634,944
    Employee Advances                                                      500
    Prepaid Rent                                                         6,418
    Prepaid Taxes                                                       17,120
    Prepaid Lease Payments                                                 877
    Other Prepaid Expenses                                               2,550
    Other current assets                                1,455          220,171
                                                 -------------    -------------
      Total current assets                          1,460,212        1,813,310

Fixed Assets:

Property held for resale:
    Construction in progress                       15,349,217       14,941,507
    Capitalized Interest                                               902,448
    Capitalized Expenses                                             2,452,178
    Less: Accumulated Depreciation                                     (55,355)
Property held for rental income:
    Rental Property                                 1,800,000        1,800,000
                                                 -------------    -------------
     Total Real Property Assets:                   17,149,217       20,040,778

Machinery & Equipment                                 134,835          226,291
Office Equipment                                       17,681           17,681
Leasehold Improvements                                 28,933           28,933
Capitalized Equipment Leases                           50,673           50,673
Less: Accumulated Depreciation                        (22,000)        (145,214)
                                                 -------------    -------------
     Total Property and Equipment:                    210,122          170,364

Other assets:
    Investment in Delran Associates, LLC            3,234,000        3,234,000
    Goodwill Noble Furniture                                         1,732,240
    Investment in Rent USA, Inc.                                     2,250,000
    Less: Accumulated Amortization                                     (95,110)
                                                 -------------    -------------
      Total other assets                            3,234,000        7,121,130
                                                 -------------    -------------

      Total assets                               $ 22,053,551     $ 29,145,582 *
                                                 =============    =============

     The accompanying notes are an integral part of the financial statements

     * Please note that Senior Care had a major acquisition of real property after March 31, 2001 which substantially effects the financial statement increasing Total assets to $99,374,637. A Pro Forma Balance Sheet appears on Page I-8.


                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                               MARCH 31, 2000    MARCH 31, 2001
                                                                                -------------    -------------
Current liabilities:
    Accounts payable                                                             $   347,549     $    623,057
    Payroll Accruals                                                                                   27,732
    Garnishment Payable                                                                                   709
    Sales Tax Payable                                                                                     513
    Sales Tax Reimbursements Payable                                                                     (537)
    Accrued expenses                                                                  27,566
    Notes payable - current portion                                                  111,959           (5,928)
    Lines of credit - current portion                                                656,517            8,973
    Real Estate loans payable - current portion                                                     2,297,025
    Capital lease obligation-current portion                                          12,839            8,351
    Other current liabilities                                                                           4,995
                                                                                -------------    -------------
      Total current liabilities                                                    1,156,430        2,964,890

    Real estate loans Payable                                                     10,751,073       13,075,646
    Notes payable, net of current portion                                            706,008        2,273,869
    Lines of credit, net of current portion                                          190,423          505,759
    Accrued interest on notes payable                                                 96,845
                                                                                -------------    -------------
      Total Long Term Liabilities                                                 11,744,349       15,855,274
                                                                                -------------    -------------
      Total liabilities                                                           12,900,779       18,820,164

 Stockholders' equity :
    Series A convertible preferred stock, $.001 par value, 34,500 shares authorized, 34,500 shares issued and outstanding at March 31, 2000
       and no shares outstanding March 31, 2001, respectively                             34                -
    Series B convertible preferred stock, $.001 par value 400,000 shares authorized, 400,000 shares issued and outstanding at March 31,
       2000 and no shares outstanding March 31, 2001, respectively                       400                -
    Series D convertible preferred stock, $.001 par value, 2,000,000
       Shares issued and outstanding as of March 31, 2001                                               2,000

    Common stock, $.001 par value, 50,000,000 shares authorized,
       7,412,154 shares issued and outstanding March 31, 2000                          7,412
      10,046,634 shares issued and outstanding March 31, 2001                                          10,047
    Additional paid in capital                                                    11,450,890       12,606,217
    Accumulated deficit                                                           (2,305,964)      (2,292,846)
                                                                                -------------    -------------
     Total stockholders' equity                                                    9,196,772       10,325,418 **
                                                                                -------------    -------------

     Total liabilities and stockholders' equity                                 $ 22,053,551     $ 29,145,582
                                                                                =============    =============

     The accompanying notes are an integral part of the financial statements

     **Please note that Senior Care had a major acquisition of real property after March 31, 2001 which substantially effects the financial statement increasing Total shareholder equity to $70,875,418. A Pro Forma Balance Sheet appears on Page I-8.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                         THREE MONTHS ENDED  THREE MONTHS ENDED
                                           MARCH 31, 2000      MARCH 31, 2001
                                           --------------      --------------

Gross Sales-Noble Furniture                 $  1,285,440         $  1,393,329
Cost of sales                                   (878,699)          (1,158,145)
                                            -------------        -------------
Gross profit-Noble Furniture                     406,741              235,185
                                            -------------        -------------

Rental property income                           123,701              209,891
Income from Equipment Rentals                                          74,000
                                            -------------        -------------
Total Adjusted Gross Income                      530,442              519,076

Operating expense:
    Selling, general and administrative          517,816              531,577
    Depreciation and amortization                 93,453               80,522
                                            -------------        -------------
      Total operating expenses                   611,269              592,099
                                            -------------        -------------
Operating loss                                   (80,827)             (73,023)
                                            -------------        -------------

Other income(expense):
    Interest expense                            (151,864)             (75,189)
                                            -------------        -------------

Loss before provision for income taxes          (232,691)            (148,212)
Provision for income taxes                            -
                                            -------------        -------------

Net loss                                    $   (232,691)        $   (148,212)
                                            =============        =============

Earnings per share:
    Basic                                          (.031)              (.014)
                                            =============        =============

Weighted average shares
   outstanding                                 7,412,154           10,046,634
                                            =============        =============

     The accompanying notes are an integral part of the financial statements


                                            SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------

                               CONVERTIBLE
                              PREFERRED STOCK     COMMON STOCK
                              ----------------  ------------------
                                                                     ADDITIONAL      RETAINED        TOTAL
                               NUMBER     PAR      NUMBER     PAR      PAID-IN       EARNINGS     STOCKHOLDERS'
                              OF SHARES  VALUE   OF SHARES   VALUE     CAPITAL       (DEFICIT)        EQUITY
                              ---------  ------  ---------  -------  ------------  -------------  -------------
Balance, December 31, 1999
Series A Preferred               34,500   $  34
Series B Preferred              400,000     400
Common                                           6,662,154  $ 6,662  $10,262,533   $ (2,073,273)  $  8,196,356

Shares issued in acquisition
of Noble Furniture                   -       -     750,000      750    1,232,357              -      1,233,107

Net loss                             -       -          -        -            -        (232,691)      (232,691)
                              ---------  ------  ---------  -------  ------------  -------------  -------------
Balance, March 31, 2000         434,500  $  434  7,412,154  $ 7,412  $11,494,890   $ (2,305,964)  $  9,196,772

Conversion of
Series A Preferred              (34,500)    (34)   172,500      172                                        172

Conversion of
Series B Preferred             (400,000)   (400) 2,000,000    2,000                                      2,000

Series D Preferred            2,000,000   2,000                        2,248,000                     2,250,000

Stock Dividend
11 shares for 10                                 1,132,411    1,133   (1,131,278)                   (1,130,145)

Adjustment to purchase
of Noble Furniture to
account for Goodwill                                                     499,893                       499,893

Stock Issued to
Consultants, Officers
& Directors under
2000 Stock Option Plan                           2,540,772    2,541     (500,192)                     (497,651)

Regulation S Stock
issued to Europeans                                141,164      141       72,284                        72,425

30 to 1 Reverse Split of
Common shares on
March 15, 2001                                 (12,952,368) (12,952)                                   (12,952)

Stock Issued to
Officers & Directors                             1,600,000    1,600       71,032                        72,632
2001 Stock Option Plan

Stock Issued in
Phelan Compensation
Package                                          8,000,000    8,000                                      8,000

Net Profit (Loss)                                                       (148,212)                     (148,212)

Adjustment to balance
earnings deficit
with 12/31/2000 audit                                                                    13,118         13,118

Balances as of
March 31, 2001                2,000,000   2,000 10,046,634   10,047   12,606,417     (2,292,846)    10,325,418
                              =========  ====== ==========  =======  ============  =============  =============

     The accompanying notes are an integral part of the financial statements


                                  SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
=======================================================================================================

                                                                          THREE MONTHS     THREE MONTHS
                                                                              ENDED            ENDED
                                                                          MARCH 31, 2000  MARCH 31, 2001
                                                                           ------------    ------------
Cash flows from operating activities:
  Net loss                                                                 $  (232,691)    $  (148,212)
                                                                           ------------    ------------
Adjustments to reconcile net loss to cash used by operating activities:
  Depreciation and amortization                                                 93,453          80,522
Decrease (increase) in assets:
  Accounts receivable                                                         (554,603)         79,582
  Inventory                                                                   (744,957)         81,694
  Deposits                                                                     (65,859)
  Prepaids                                                                       1,095           6,418
  Construction in progress                                                    (912,430)        (52,200)
Increase (decrease) in liabilities:
  Accounts payable trade                                                       347,549         160,472
  Payroll Accruals                                                                              16,554
  Garnishments Payable                                                                             157
  Payroll Taxes Payable                                                                         (7,597)
  State Income Taxes Payable                                                                    (4,090)
  State Sales Tax Payable                                                                            1
  State Sales Tax Reimbursement                                                                    537
  Accrued liability                                                             27,566
  Accrued interest on notes payable                                             96,845
                                                                           ------------    ------------
    Total adjustments                                                       (1,711,341)        362,050
                                                                           ------------    ------------
    Net cash used in operating activities                                   (1,944,032)        213,838
                                                                           ------------    ------------

Cash flows used by investing activities:
  Purchase of property and equipment                                        (1,061,728)
  Capitalized Interest & Expenses paid                                                        (419,407)
                                                                           ------------    ------------
      Net cash used by investing activities                                 (1,061,728)       (419,407)
                                                                           ------------    ------------

Cash flows from financing activities:
  Net proceeds from promissory notes                                                           195,553
  Net proceeds from real estate loans                                                           51,023
  Net proceeds from debt                                                     1,827,874
  Issuance of common stock                                                   1,233,107          (3,352)
                                                                           ------------    ------------
    Net cash provided by financing activities                                3,060,981         243,224
                                                                           ------------    ------------

    Net decrease in cash                                                        55,221          (5,830)

Cash, beginning of period                                                       38,117          43,485
                                                                           ------------    ------------
Cash, end of period                                                        $    93,338          37,655
                                                                           ============    ============

Cash paid for interest and taxes are as follows:
  Interest, net of amounts capitalized                                     $   464,228         419,407
                                                                           ============    ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING, INVESTING, AND
FINANCING ACTIVITIES:
  Issuance of Common Stock in acquisition                                  $ 1,233,107     $ 3,187,500
  Issuance of Series D Preferred Stock in acquisition                                        2,250,000
                                                                           ============    ============

     The accompanying notes are an integral part of the financial statements

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 26, 1968 under the laws of the State of Idaho as Golden Chest, Inc. ("the Company"). During all of 1998 and through April 1999, the Company was inactive.

On April 2, 1999, the Company transferred its existing assets which consisted of patented mining claims to Paymaster Resources Incorporated. There were no liabilities. Paymaster Resources Incorporated was a company that was controlled by the directors of Golden Chest, Inc. who thereafter resigned and new directors were appointed. The purpose of this transfer was to leave Golden Chest with no assets and no liabilities. The book value of these assets was $20,816, which is recorded as a loss from discontinued operations in the accompanying statement of operations for 1999.

On April 2, 1999, the Company Board of Directors authorized a 1 for 100 reverse stock split of the Company's $0.10 par value common stock. On April 3, 1999, the Company's Board of Directors approved increasing the authorized common stock to 25,000,000 shares at $0.001 par value and increasing the authorized preferred stock to 5,000,000 shares at $0.001. For purposes of comparison, all financial statements reflect the retroactive effects of the reverse split and the changes in par value and authorized common and preferred stock.

On April 30, 1999, the Company completed an asset purchase agreement where it purchased the assets and assumed the liabilities of East-West Developer, Inc. ("East-West") for a note payable of $700,000, 1,480,122 shares of common stock, and 400,000 shares of Series B preferred stock. The Series B preferred stock was converted on April 5, 2000 to common stock in the Company. The total value of the acquisition of $8,404,176 was based on the book value of net assets of East-West which Senior Care received, which consist of real estate assets that had been recently appraised and related real estate loans. Management felt that the recent appraisals where sufficient determinants of value as of the acquisition date.

On August 26, 1999, the Company changed its name to Senior Care Industries, Inc. and the corporate situs to Nevada.

The Company previously reported its financial statements under SFAS 7 as a developmental stage company. During fiscal 1999, the Company was no longer considered in the development stage as it has generated income from its intended sources since that year.

The Company had a net loss of ($71,361) for the year ended December 31, 2000 which increased its accumulated deficit to ($2,144,634) as of that date. Management believes its rental operations, acquisitions and anticipated sales of condominium units beginning in the first quarter of 2001 will be sufficient to fund its operations and meet its working capital requirements through the end of 2001 and beyond. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds where needed, or that such funds, if available, can be obtained on terms satisfactory to the Company.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies for investments in other entities:

Senior Care has investments in the Delran Associates, LLC, Noble Furniture and Rent USA.

The Delran investment was part of the East-West Developer asset acquisition and was based on the book value of net assets which Senior Care received, which consist of real estate assets that were recently appraised. Senior Care received a 45% membership interest in that limited liability company.

The purchase of Noble Furniture was valued based upon an appraisal of the assets of that company and the number of shares of Senior Care Common stock given was based upon the market price of those shares as of the date the transaction was completed. The difference between the value of the assets and the value of the stock paid was considered good will and is being amortized over a period of 15 years. In that transaction, Senior Care obtained all of the outstanding shares of Noble Furniture and it is now a wholly owned subsidiary.

Senior Care purchased common stock in Rent USA in exchange for Series D Preferred stock in Senior Care. The value of the transaction was based upon the book value of Rent USA as of September 30, 2000, which was the most recent financial statements available prior to the effective date of the transaction. Senior Care obtained approximately 43.5% of Rent USA which, according to those financial statements had a net asset value of $2,250,000 as of October 3, 2000.

On a quarterly basis, Senior Care management assesses whether there is likely to be any impairment of its value in its investments in Rent USA or Delran. Whether there is any impairment is determined after reviewing the financial statements of those entities and making a determination as to whether in the view of management, the investment is impaired for any reason. If the investment is considered impaired, then management should inform its principal accountant accordingly and adjustments to the value of the asset will be made on the financial statements.

General accounting polices and procedures are as follows:
---------------------------------------------------------

a. Senior Care records revenues from real estate sales when the escrow on the real estate transaction closes, that is when title has passed to the buyer and Senior Care receives the money it is owed on the transaction. No real estate sales had occurred as of the end of the period reported here. No policy has yet been developed on the value of property held for resale and whether the value of that property may be impaired as a result of not being able to sell it.
     Once the Company has some experience in the resale of property held for resale, then such a policy will be developed.

     As to rental income, rent is treated as received when it is actually received.

     The only sales which Senior Care had during the reporting period were from furniture sales at Noble Furniture. Sales are recorded when the furniture is delivered to the customer.

b. The Company has not yet adopted any policy regarding payment of dividends. No cash dividends have been paid since inception.

c. The cost of buildings and improvements are depreciated over the estimated useful life when they are placed in service. The Company utilizes the straight-line method of depreciation calculated over thirty years.

d. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES, CONTINUED

e. The Company is required to estimate the fair value of all financial instruments included on its balance sheet at December 31, 2000. The Company considers the carrying value of such amounts in the financial statements (cash, real estate loans and note payable) to approximate their fair value due to the relatively short period of time between origination of the instruments and their expected realization and interest rates, which approximate current market rates.

f. The Company has net operating loss carry forwards as of December 31, 2000 that results in a deferred tax asset of approximately ($2,144,634). The Company has recorded a valuation allowance of against this asset in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for income taxes." The Company will review its need for a provision for income taxes after each operating quarter and each period for which a statement of operations is presented. The Company's marginal tax rate is 0% as a result of the valuation allowance.

g. Basic net income per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Incremental common shares issuable upon the exercise of convertible preferred stock and options, are included in the computation of diluted net income per common share to the extent such shares are dilutive.

h. The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. At December 31, 2000, management determined that there has been no impairment of the Company's long-lived assets. There can be no assurance, however, that market conditions will not change or demands for the Company's services will continue which could result in future long-lived asset impairments.

i.   Inventories are stated at cost determined using the first-in, first-out
     (FIFO) method, but not in excess of market. Inventories consist of raw materials, work-in process and finished goods. Costs include materials and direct labor. Inventories as stated on these financial statements are net after a deduction for doubtful accounts. Doubtful accounts from experience are a minor amount and for that reason, have not been stated separately.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 3 - REAL ESTATE

Real estate is made up of the following at

                                   March 31, 2000              March 31, 2001
                                   -----------------           -----------------

Rental property                        $ 1,800,000                  $ 1,800,000
Capitalized Construction Interest                                       902,448
Capitalized Expenses                                                  2,452,178
Construction in progress                15,349,217                   14,941,507
Less: Accumulated Depreciation                                          (55,355)
                                      ------------                 ------------
                                       $17,149,217                  $19,736,172
                                      ============                 ============

Senior Care did not begin capitalizing construction expenses and interest pursuant to Statement of Financial Accounting Standards No. 34 until January 1, 2000.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 4 - MORTGAGE DEBT

The Company has mortgage obligations as summarized below.

Friendly Bear Property
----------------------
A secured term loan with a bank, bearing interest at 8.5%, payable in equal monthly installments of $17,312.
Balloon payment due 2009.                                            $2,139,435

Signature Property
------------------
A construction loan with a mortgage company, bearing
interest at 12.5% payable in interest only monthly installments
of $26,695. Balloon payment due June 1, 2001.                         2,297,025

Pecos Russell
-------------
A construction loan with a mortgage company, bearing interest at
12.5% payable in interest only monthly installments of $11,219.
Balloon payment due January 2000. The loan was refinanced with a bank bearing interest at 9.25% payable in monthly installments of principal of $9,400 plus interest through December 2009.
Balloon payment due January 2010.                                     2,753,478

Broadway Property
-----------------
A 1st trust deed loan with a bank, bearing interest at 8.375%
payable in monthly installments of principal and interest
of $7,116 through March 2027.                                           692,079

A 2nd trust deed loan with a bank, bearing interest
at 14% payable in monthly installments of principal
and interest of $2,200 through January 2001. Balloon
payment due February 2002.                                              311,789

Evergreen Manor Property
------------------------
A construction loan with a bank, bearing interest
at prime plus 1.25% payable in interest only monthly
installments of $17,538. Balloon Payment due
February, 2002.                                                       4,830,817
                                                                    ------------
Total                                                               $13,024,623
                                                                    ============

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 5 - OTHER SECURED DEBT

The Company as part of the asset purchase agreement with East- West Community Developer, agreed to issue to a non-related third party a $700,000 note with principal and accrued interest due on March 29, 2002.

Noble Furniture has a credit line with Celtic Capital which is secured by inventory and accounts receivable under the terms of which Noble can borrow 50% of current inventory and 80% of eligible accounts receivable. Eligible accounts receivable are receivables which are due within a period of 60 days. Celtic also allows a portion of Noble's equipment also to act as collateral. The weighted average interest rate on borrowings under the Celtic credit line was 12% during the year 2000.

Senior Care also has a credit line with American Auditors, LLC but that credit line is not secured by any assets of Senior Care.

NOTE 6 - COMMON STOCK

On May 1, 2000 the Company purchased Noble Furniture for 750,000 shares of Company common stock valued at $3,187,500. The combination has been accounted for by the purchase method. Accordingly, the Company recorded assets acquired at their fair values. The Company accounted for the acquisition under the purchase method of accounting and recorded a total of $1,732,240 in goodwill, which is being amortized over 15 years. The difference between the actual purchase price and the amount of goodwill is the appraised value of the equipment and other tangible assets which Noble owned at the time the company was purchased. No intangibles were included in that determination.

The Articles of Incorporation authorize 50,000,000 shares of common stock. As of December 31, 2000, the Company had a total of 13,399,001 shares outstanding. It should be noted here that on March 15, 2001, a 30 to 1 reverse split reduced the number of outstanding shares from that amount to 446,634. On March 12, 2001, the Board of Directors authorized additional issuance of Common stock to officers and directors under the terms of the 2001 Stock Option Plan and additional shares to consultants. As of March 31, 2001, there were a total of 10,046,634 Common shares outstanding.

NOTE 7 - PREFERRED STOCK

SERIES A
--------
As of April 2, 1999 the Company had 34,500 of its Series A preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The Series A preferred shares have no preferences for the payment of dividends or liquidation preferences. Those shares were converted to 172,500 shares of common stock on April 5, 2000. There are presently no Class A Preferred shares outstanding.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 7 - PREFERRED STOCK, CONTINUED

SERIES B
--------
On April 30, 1999 as part of the East-West purchase the Company issued 400,000 shares of its Series B preferred stock, par value $0.001, convertible at 5 shares of common stock for each share of preferred stock converted. The Series B preferred shares have no preferences for the payment of dividends or liquidation preferences. The option to convert the stock to common shares was exercised on April 30, 2000. As of December 31, 2000, there were no Series B Preferred shares outstanding.

SERIES C
--------
The Company set up Series C preferred stock for the purpose of issuing stock in exchange for land in Tennessee. That transaction was canceled and the stock issued was voided. There is presently no Series C preferred stock outstanding.

SERIES D
--------
On October 3, 2000, the Company issued 2,000,000 shares of Series D preferred stock to Rent USA, Inc. in exchange for 5,000,000 shares of common stock in Rent USA, Inc. which was issued to Senior Care. The transaction had a stated value in the contract of $2,250,000. 5,000,000 shares of Rent USA represented 43.5% of the shares outstanding in that company as of the date of the transaction. The value was derived by dividing the book value per share of Rent USA into the number of common shares received by Senior Care as of the most recent available financial statements for that company which were as of September 30, 2000, only three days prior to the effective date of the transaction on October 3, 2000. A copy of the financial statements of Rent USA for the period ended September 30, 2000 is attached for your information as Exhibit 99.

NOTE 8 - COMMITMENTS

The Company has an equipment lease requiring payments of $320 per month which will expire in July, 2002.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 9 - STOCK BENEFIT PLAN

On March 12, 2001, the Board of Directors authorized the 2001 Stock Option Plan under the terms of which, options, if exercised, would result in the issuance of 1,600,000 shares of common stock to certain officers and directors of the Company. The option price to exercise these options was a fixed option price of $.001 per share.  These options were exercised during April, 2001.
The Company accounts for stock-based employee compensation arrangements under the intrinsic method pursuant to APB 25. The following table sets forth the difference between the compensation cost had the Company awarded stock on March 12, 2001 rather than providing the 2001 Stock Option Plan under the terms of which employees paid the Company $.001 per share:

1,600,000 shares at $.001 per share: Option Price Paid:  $     1,600
Compensation Cost if stock were issued to officers
on March 12, 2001 at fair market value
of $.75 per share [Average 30 day Bid Price]:            $(1,200,000)


NOTE 10 - EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share for the period:

                                                March 31, 2000    March 31, 2001
                                                --------------    --------------
Numerator:
   Numerator for basic net profit per share       $ (232,191)       $ (148,212)
                                                  ==========        ==========
   Denominator:
   Denominator for basic loss per share - weighted
                    average shares outstanding     7,412,154        10,046,634
                                                  ==========        ==========

NOTE 11 - LITIGATION

The Company has been named in litigation in the ordinary course of its business. Management believes the resolution of the matter will have an immaterial effect on the Company's financial position and results of operations.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 13 - SUBSEQUENT EVENTS

Purchase of Assets of Tri-National Development Corporation
----------------------------------------------------------

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets. The purchase of the assets became effective on April 30, 2001:

1.     THE HILLS OF BAJAMAR

Under the contract with Senior Care, 650 acres will be conveyed plus 100% of Tri-National's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000, or in the area of $23,333 per acre. Senior Care paid 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Senior Care may repurchase a total of $11,262,481 in Series F Convertible Preferred by the issuance of Series I Preferred stock which will then be issued to Tri-National's Corporate Note holders.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

3.  PLAZA ROSARITO

Senior Care purchased this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 13 - SUBSEQUENT EVENTS, CONTINUED

4.  PORTAL DEL MAR CONDOMINIUMS

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


NOTE 14 - SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

Senior Care has developed the following segment information, the first being from rental income which the Company receives from the rental of its income real property, Broadway-Acacia, Pecos Russell Business Center and Friendly Bear. The second is income received from the Noble Furniture manufacturing operation. Eventually, once income begins being derived from the sale of property which the Company holds for resale such as Evergreen Manor II, the Company will report that income as a segment as well.

                   SENIOR CARE INDUSTRIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       MARCH 31, 2000 AND MARCH 31, 2001
--------------------------------------------------------------------------------

NOTE 14 - SEGMENT INFORMATION, CONTINUED

Income from the rental property segment and expenses incurred in connection with that segment for the 12 month period ended is as follows [there was no separate reporting of segments during the year 1999 due to the fact that the Company was beginning its operations and had not yet identified segments]:

                                 3 months of 2000     3 months of 2001
                                 ----------------     ----------------

Rental Income                    $  123,701           $  209,891
Less: General & Administrative
       Expenses                    (220,040)            (240,001)
Interest Expense                   (151,864)             (75,189)
                                  ---------            ---------
Loss Attributable to
 Rental Operations:              $ (248,203)          $ (105,299)

Income and expenses incurred in connection with the Company's Noble Furniture operations are as follows:

Sales                            $1,285,440           $1,303,329
Less: Cost of Good Sold            (878,699)          (1,158,145)
                                 ----------           ----------
Gross Profit on Sales               406,741              235,185
Less: Selling, General &
      Administrative Expenses      (297,776)            (291,576)
                                 ----------           ----------
Net Profit
 or Loss Before Taxes               108,165              (56,391)

                                                                         EX-23.1

Ludlow & Harrison
A CPA Corporation
3545 Camino Del Rio South, Suite D
San Diego, CA 92108

                                   June 26, 2001

TO WHOM IT MAY CONCERN:

We do hereby consent to the incorporation by reference in this Amended Tender Offer of our Auditor's Report and Financial Statements for Senior Care Industries, Inc., as of December 31, 1999 and December 31, 2000 and the related Statements of Operations, Stockholders' Equity and Cash Flows for the years then ended as edited and revised therein.

PROFESSIONALLY,

/S/ Ludlow & Harrison
----------------------
Ludlow & Harrison
A CPA Corporation

                                                                      EXHIBIT 99

                              FINANCIAL STATEMENTS
                                  RENT USA, INC.
                                   (Unaudited)
                               September 30, 2000

                                    CONTENTS

Consolidated Balance Sheets                                           F - 2

Consolidated Statements of Income and Expense                         F - 3

Consolidated Statements of Cash Flows                                 F - 4

Notes to the Financial Statements                                     F - 5

                                 RENT USA, INC.
                                  BALANCE SHEET
                            As of September 30, 2000

                                     ASSETS

Current Assets
      Cash                                                          $    14,603
      Accounts Receivable                                                55,925
                                                                    ------------
Total Current Assets                                                     70,528

Property and Equipment
      Furniture and Office Equipment                                     73,313
      Heavy Construction Equipment                                    5,584,237
      Attachments and Parts                                           1,476,068
      Shop Equipment and Tools                                          803,774
                                                                    ------------
                                                                       7,937,392
      Less: Accumulated Depreciation                                   (640,274)
                                                                    ------------
Total Property and Equipment                                          7,297,118

                                                                    ------------
TOTAL ASSETS                                                        $ 7,367,646
                                                                    ============

                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
      Accounts Payable                                              $   239,172
      Accrued Expenses                                                   14,264
      Short-Term Notes Payable                                        1,751,747
      Notes Payable, Current Portion                                     86,799
                                                                    ------------
Total Current Liabilities                                             2,091,982

Long-Term Liabilities                                                   298,564
                                                                    ------------

Total Liabilities                                                     2,390,546

Stockholders' Equity
      Common Stock, $.001 par value, 20,000,000
         Shares authorized; 6,098,289 shares issued
         and outstanding                                                  6,098
      Preferred Stock, $.001 par value, 5,000,000
         Shares authorized; none issued                                       -
      Paid-in Capital                                                 5,498,347
      Retained Earnings                                                (527,345)
                                                                    ------------
Total Stockholders' Equty                                             4,977,100

                                                                    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 7,367,646
                                                                    ============

     See accompanying notes to financial statements and accountant's report
                                      F-2


                                 RENT USA, INC.
                              STATEMENTS OF INCOME
        FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                          Three Months Ended               Nine Months Ended
                                             September 30,                  September 30,
                                        2000             1999           2000            1999
                                     ------------    ------------   ------------    ------------

INCOME                               $   144,485     $         -    $   370,419     $         -

COST OF SALES                            179,323                        601,747
                                     ------------    ------------   ------------    ------------

GROSS PROFIT (DEFICIT)                   (34,838)              -       (231,328)              -

OPERATING EXPENSES                        68,444                        247,529          5,000
                                     ------------    ------------   ------------    ------------

INCOME (LOSS) FROM OPERATIONS           (103,282)              -       (478,857)         (5,000)

PROVISION FOR INCOME TAXES                     -               -              -               -
                                     ------------    ------------   ------------    ------------

NET INCOME (LOSS)                    $  (103,282)    $         -       (478,857)    $    (5,000)
                                     ============    ============   ============    ============

EARNINGS PER SHARE - BASIC           $     (0.02)    $         -    $     (0.08)    $     (0.00)
                                     ============    ============   ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES      6,098,289       5,000,000      6,098,289       3,333,333
                                     ============    ============   ============    ============


     See accompanying notes to financial statements and accountant's report
                                      F-3


                                 RENT USA, INC.
                            STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                                  2000          1999
                                                               ----------    ----------
Cash Flow from Operating Activities:
      Net Income                                               $(478,857)    $  (5,000)
      Adjustments to reconcile net income to net cash
       provided (used) by operating activities:
          Depreciation                                           597,696             -
          (Increase) Decrease in Accounts Receivable             (55,925)            -
          Increase (Decrease) in Accounts Payable                238,262             -
          Increase (Decrease) in Accrued Expenses                 14,264             -
                                                               ----------    ----------
Net Cash Provided (Used) by Operating Activities:                315,440        (5,000)

Cash Flow from Investing Activities:
      Purchase of Property and Equipment                        (342,252)            -
                                                               ----------    ----------
Net Cash Provided (Used) by Investing Activities:               (342,252)            -

Cash Flow from Financing Activities:
      Proceeds from Issuance of Stock                                  -         5,000
      Capital Contribution                                           500             -
      Net Proceeds (Payments) from Notes Payable                  40,915             -
                                                               ----------    ----------
Net Cash Provided (Used) by Financing Activities:                 41,415         5,000
                                                               ----------    ----------

Net Increase (Decrease) in Cash                                   14,603             -

Cash Balance at Beginning of Period                                    -             -
                                                               ----------    ----------

Cash Balance at End of Period                                  $  14,603     $       -
                                                               ==========    ==========

Supplemental Disclosures:
      Cash Paid During the Period for Interest                 $  14,457     $       -
                                                               ==========    ==========
      Cash Paid During the Period for Income Tax               $       -     $       -
                                                               ==========    ==========

Supplemental Schedules of Noncash Investing and
  Financing Activities During the Period
      Notes Payable Incurred for Purchase of Property and
        Equipment                                              $ 434,473     $       -
                                                               ==========    ==========
      Paid-In Capital Inccurred for Acquisition of Property
        and Equipment                                          $   7,500     $       -
                                                               ==========    ==========


     See accompanying notes to financial statements and accountant's report

                                 RENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Interim Information

In the Opinion of the management of Rent USA, Inc.(the Company), the accompanying unaudited financial statements include all normal adjustments considered necessary to present fairly the financial position as of September 30, 2000, and the results of operations for the three and nine months ended September 30, 2000 and 1999, and cash flows for the nine months ended September 30, 2000 and 1999. Interim results are not necessarily indicative of results for a full year.

The financial statements and notes are presented as permitted by Form 10-QSB, and do not contain certain information included in the Company's audited financial statements and notes for the fiscal year ended December 31, 1999.

The attached projections (forecasts) are not apart of these unaudited financial statements. John H. Spurgeon, CPA has not examined the forecasts and assumes no responsibility for them.

Former Development Stage Company

Effective this year, the Company begins its planned operations and generates significant revenues and is no longer in the development stage as defined under Financial Accounting Standards Board Statement No. 7.

Use of estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues are recognized as earned as time passes from rights to use assets (rentals) which extend continuously over time based on contractual prices established in advance.

                                 RENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Management of the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. There was no bad debt expense either for 2000 or 1999.

Property and Equipment

Property and Equipment are valued at cost. Maintenance and repair costs are charged to expenses as incurred. Depreciation is computed on the straight-line method based on the estimated useful lives of the rental assets. Depreciation expense was $597,696 and $0 for 2000 and 1999, respectively.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109 "Accounting For Income Taxes" (SFAS No. 109). SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE 2 - SHORT-TERM NOTES PAYABLE

a.) Note Payable to an Officer; no interest
    accrued; due on demand                                           $   20,000

b.) Note Payable to an Officer; no interest
    accrued: due on demand                                               39,664

c.) Note Payable to related party; interest
    at 8.5%; due June 3, 2000                                         1,661,721

d.) Note Payable to Airgas, due on demand;
    secured by equipment                                                  5,362

                                 RENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

NOTE 2 - SHORT-TERM NOTES PAYABLE (Continued)

e.) Note Payable to related party; interest
    at 10%; due 60 days                                                  25,000
                                                                     -----------

                                                                     $1,751,747
                                                                     ===========

NOTE 3 - LONG-TERM LIABILITIES

a.) 10.75% Note Payable to Anchor due in monthly
    installment of $743.43 including principal
    and interest, maturing March 24, 2004;
    collateralized by equipment                                      $   26,433

b.) 9.65% Note Payable to bank due in monthly
    installment of $2,645.49 including principal
    and interest, maturing April 28, 2003;
    collateralized by equipment                                          77,777

c.) 12% Note Payable to Johnson due in monthly
    installment of $6,174.52 including principal
    and interest, maturing April 2001                                    64,465

d.) 10.75% Note Payable to CIT due in monthly
    installment of $5950.83 including principal
    and interest, maturing May 2004; collateralized
    by equipment                                                        216,688
                                                                      ----------
                                                                        385,363
   Less Current Portion                                                  86,799
                                                                      ----------
                                                                      $ 298,564
                                                                      ==========

Long-term liabilities maturities during the years ending December 31:

     2000              $ 86,799
     2001               121,135
     2002                94,734
     2003                74,848
     2004                36,804
                       --------

                       $414,320
                       ========

NOTE 4 - PROVISION FOR INCOME TAX

There was no provision for income tax for three and nine months ended September 30, 2000 and 1999. Due to net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses.

                                 RENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

NOTE 4 - PROVISION FOR INCOME TAX (Continued)

At December 31, 1999, net federal operating losses of approximately $48,488 are available for carryforward against future years' taxable income and expire in 2020. The Company's ability to utilize its federal net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

NOTE 5 - NET LOSS PER SHARE

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the period. Basic net loss per share for nine months ended September 30, 2000 and 1999 is $0.05 and $0.001, respectively.

NOTE 6 - CAPITAL CONTRIBUTION

A shareholder contributed equipment with a fair value of $7,500 to the Company.

NOTE 7 - LEASE COMMITMENTS

The Company leases its office facilities for $3,250 per month. The lease expires February 28, 2003. Rent expense totaled $6,300 and $0 for 2000 and 1999, respectively.

As of September 30, 2000, the minimum commitments under the lease are as follows:
                       December 31,           Amount
                       ------------           ------
                         2000               $  9,750
                         2001                 39,000
                         2002                 39,000
                         2003                  6,500
                                            --------

                                            $104,000
                                            ========

NOTE 8 - GOING CONCERN

The accompanying financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying financial statements, the Company incurred a net loss of $478,857 and $5,000 for nine months ended September 30, 2000 and 1999, respectively, and as of September 30, 2000, the Company has a working capital deficiency of $2,021,454.

                                 RENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

NOTE 8 - GOING CONCERN - CONTINUED

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company's continued existence depends on its ability to meet its financing requirements and the success of its future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 - SUBSEQUENT EVENTS

On October 3, 2000, Senior Care Industries, Inc. purchased 5,000,000 shares of common stock in the Company in exchange for 2,000,000 shares of common stock in Senior Care Industries, Inc. The stock position of Senior Care Industries, Inc. will give it actual control of the Company.

NOTE 10 - SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. As the Company is currently in the early phase of its business plan, it does not yet have any reportable segments.